CATALYST PAPER CORPORATION	2012	THIRD QUARTER REPORT

PRESIDENT’S MESSAGE

Exit From Creditor Protection Paves Path To Fresh Start

We completed the final steps of our reorganization in the third quarter and emerged from creditor protection on September 13, 2012 – less than eight months following our filing on January 30th. Moving through this complex process quickly is a testament to the resolve and focus of a team of people who were unified in their view that the continued viable operation of our business is in the best interest of employees, customers, communities and investors.

With overwhelming creditor approval of our second amended plan of arrangement (Plan) achieved in late June, we focused on putting these key elements of our reorganization in place during the third quarter:

•	Replaced debtor-in-possession financing with a new asset-based loan facility;
•	Initiated the sale of the Snowflake mill and associated assets following its permanent closure on September 30, 2012;
•	Undertook the necessary preparatory work for the sale of our 50% interest in Powell River Energy Inc. (PREI) which will generate proceeds to be distributed to the previous unsecured noteholders and general unsecured creditors;
•	Issued US$250 million in new senior secured notes due in 2017 and 14.4 million in new common shares in exchange for previous secured notes;
•	Issued US$35 million in new floating rate senior secured notes due in 2016 as short-term backstop financing in the immediate post-emergence period;
•	New Board of directors appointed.

Now we are facing forward to 2013 on stronger financial footing, as this table shows, with a performance record suited to an industry that continues to consolidate.

	Pre-Restructuring		Post Restructuring
	Amount		Amount		From Current
Catalyst Notes	US$	640.4	US$	250.0	US$	(390.4)

Annual Catalyst Cash Interest Expense	US$	61.4	Cash: US$	27.5	US$	(33.9)
			PIK: US$	18.8	US$	(42.6)
Annual Property Tax Expense	C$	18.3	C$	12.2	C$	(6.1)

Annual Labour Improvements	C$	158.0	C$	139.0	C$	(19.0)

Annual Pension Funding Obligations	C$	11.0	C$	4.0	C$	(7.0)

Annual Retiree Extended Health Benefits	C$	2.4	C$	1.2	C$	(1.2)

Annual Impact of PRD Lease Rejection	C$	2.4	C$	0.0	C$	(2.4)

A significant portion of these achievements have been realized in 2012.

The Third Quarter

Results for the third quarter were heavily impacted by non-cash accounting adjustments. We realized a one-time gain of $688.1 million from the restructuring process and related fresh start accounting valuations and a $25.2 million foreign exchange gain on the translation of U.S. dollar denominated debt (both after tax). These factors resulted in net earnings of $655.7 million on sales of $265.7 million which were up substantially from a net loss of $11.7 million on comparable sales of $264.8 million in the second quarter.

Before these and other specific items the net loss for Q3 was $48.7 million compared with a net loss for Q2 of $5.0 million. EBITDA for the quarter was $13.8 million down from $17.0 million in Q2.

CATALYST PAPER 2012 THIRD QUARTER REPORT	2

Operating earnings improved over the same quarter last year and also on a year-to-date basis. However, third quarter operating earnings of $5.9 million was down from $9.3 million in the second quarter due to lower pulp transaction prices, a stronger Canadian dollar, higher power costs and a pulp inventory write-down. These impacts were partially offset by lower labour costs resulting from new five-year agreements reached during restructuring.

North American demand was down year-over-year across specialty paper product lines and up only marginally for newsprint. Average transaction prices were down for all paper products except directory. Pulp prices were down and markets remained weak in the face of excess end-user inventory in China.

Despite the challenges, our entire team stayed focused reaching a number of key milestones in the third quarter. Chief among them is that we improved market share across all product lines – a remarkable achievement for an organization operating under creditor protection. Not only did we retain our customer base, we held our appeal as an employer, bringing 150 new employees into our organization this year through a robust hiring program.

Safety performance improved and continues to be a priority as we intensify efforts toward our goal of achieving world class safety results. Our mills ran well with daily production volumes improving across all machines.

Moving Forward

We are making progress on outstanding items including our application for a public listing of our new common shares on the Toronto Stock Exchange.

We are proceeding steadily through the sales process for Snowflake and associated assets, the Elk Falls industrial property, and several smaller non-strategic assets in Powell River and Port Alberni. We expect proceeds of approximately $25 million from these sales by the end of the first quarter of 2013. We also are working to complete the transition to normal trade terms with our vendors.

With creditor protection behind us, we are moving forward with a debt load lightened by more than 50%, the elimination of $80 million in accrued interest, and with $70 million less in annual interest and operating costs, a significant portion of which was recognized in 2012. Bondholders, customers, employees, retirees, suppliers and operating communities each did their part to help Catalyst achieve this.

We are proud of the enormous contribution, extraordinary expertise and dedication of everyone with a stake in Catalyst’s future, including our legal and professional advisors who worked tirelessly to achieve a successful restructuring. Special recognition must be given to our 1,600 employees across every mill and facility who worked safely to fill and ship customer orders without fail, develop new products, and deepen our relationships with all stakeholders in recent months.

A strong team became stronger, more adaptive and more innovative as we reshaped our organization for the realities of a continued challenging global pulp and paper space. We emerged from creditor protection financially and operationally stronger having shown our ability to address difficult problems collaboratively and the resolve to identify and seek out opportunities during what was a very challenging period. It has prepared us well for what we expect will be a defining period of transformation for our industry in 2013. As we look ahead, we intend to live up to our name as the new Catalyst Paper – a change agent intent on competing vigorously and successfully in our industry as consolidation continues.

Kevin J. Clarke

President & Chief Executive Officer

CATALYST PAPER 2012 THIRD QUARTER REPORT	3

catalyst paper corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

4	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

1	Overview and highlights	8

2	Segmented results	17

3	Liquidity and capital resources	23

4	Related party transactions	25

5	Contingent liabilities	25

6	Summary of quarterly results	26

7	Non-GAAP measures	26

8	Critical accounting policies and estimates	29

9	Changes in accounting policies	30

10	Impact of accounting pronouncements affecting future periods	30

11	Risks and uncertainties	30

12	Sensitivity analysis	33

13	Outlook	33

14	Disclosure controls and internal control over financial reporting	34

CONSOLIDATED FINANCIAL STATEMENTS		35

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our interim consolidated financial statements for the three and nine month periods ended September 30, 2012, and September 30, 2011, and our audited annual consolidated financial statements for the year ended December 31, 2011, and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.). Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

The company applied fresh start accounting on September 30, 2012, which materially changed the carrying amounts and classifications reported in our financial statements, and resulted in the company effectively becoming a new entity for financial reporting purposes. References to Successor or Successor company refer to the company on or after September 30, 2012, and references to Predecessor or Predecessor company refer to the company prior to September 30, 2012

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, EBITDA, EBITDA before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow. We believe that these non-GAAP measures are useful in evaluating our performance. These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 7, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars. The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonne. Use of these symbols is in accordance with industry practice.

The information in this report is as of November 13, 2012, which is the date of filing in conjunction with our press release announcing our results for the third quarter of 2012. Disclosure contained in this document is current to November 13, 2012, unless otherwise stated.

6	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (forward-looking statements), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	Are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future.

•	Can ordinarily be identified by the use of words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of such words or phrases.

•	Reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

–	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance,
–	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times,
–	Our ability to successfully obtain cost savings from our cost reduction initiatives,
–	Our ability to implement business strategies and pursue opportunities,
–	Expected cost of goods sold,
–	Expected component supply costs and constraints,
–	Expected foreign exchange and tax rates.

•	While considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in the MD&A and in our Annual Report. Certain of these risks are:

–	The impact of general economic conditions in the countries in which we do business,
–	Conditions in the capital markets and our ability to obtain financing and refinance existing debt,
–	Market conditions and demand for our products (including declines in advertising and circulation),
–	The implementation of trade restrictions in jurisdictions where our products are marketed,
–	Fluctuations in foreign exchange or interest rates,
–	Raw material prices (including wood fibre, chemicals and energy),
–	The effect of, or change in, environmental and other governmental regulations,
–	Uncertainty relating to labour relations,
–	The availability of qualified personnel,
–	The availability of wood fibre,
–	Legal proceedings,
–	The effects of competition from domestic and foreign producers,
–	The risk of natural disaster and other factors many of which are beyond our control.

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition. Readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	7

1.	OVERVIEW AND HIGHLIGHTS

BUSINESS OVERVIEW

We are the largest producer of mechanical printing papers in western North America. We also produce NBSK pulp which is marketed primarily in Asia. Our business is comprised of three business segments: specialty printing papers, newsprint, and pulp. Specialty printing papers include coated mechanical, uncoated mechanical, and directory paper. We are the only producer of coated mechanical paper and soft calender (SC) paper in western North America. We operate three paper mills in British Columbia (B.C.) in Crofton, Port Alberni, and Powell River. Our Crofton mill includes a two-line kraft pulp operation.

On July 30, 2012, we announced the permanent closure of our Snowflake recycle mill, located in northeastern Arizona, which produced 100% recycled-content paper. The mill ceased production on September 30, 2012.

More information about our business segments, product profile and our geographic sales distribution is provided on pages 4 to 6 of our 2011 Annual Report. Our production capacity by mill and product line is summarized in the following chart:

2012 Capacity by Mill Location and Product Line [1]

		Specialty printing papers [1]			Newsprint [1]	Pulp [2]
Mill location	Number of paper machines	Uncoated mechanical	Coated mechanical	Directory	Newsprint	NBSK pulp	Total
Crofton, B.C. [3]	2	–	–	111,000	194,000	335,000 [2]	640,000
Port Alberni, B.C.	2	–	223,000	115,000	–	–	338,000
Powell River, B.C.	3	480,000	–	–	–	–	480,000
Total capacity [4] (tonnes)	7	480,000	223,000	226,000	194,000	335,000	1,458,000
% of total capacity		33%	15%	16%	13%	23%	100%
1	Capacities expressed in the above table can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 395,000 tonnes, of which 335,000 tonnes are designated as market pulp with the remainder 60,000 tonnes being consumed internally.
3	No. 1 paper machine at Crofton remains indefinitely curtailed.
4	The Snowflake mill’s production capacity has been removed from total capacity due to the mill’s permanent closure on September 30, 2012.

THIRD QUARTER OVERVIEW

We emerged from creditor protection on September 13, 2012. Every stakeholder in our business from employees, to retirees, to community leaders, vendors, and customers did their part to keep Catalyst in business while we established an improved capital structure. We have emerged with a debt load that is more than 50% lighter and a dramatically leaner cost structure. Although the paper and pulp industry continues to face formidable challenges, our stronger financial footing positions us to play a more significant role in the rationalization of our industry.

The process was not without pain as market conditions forced the permanent closure of our Snowflake mill after 51 years of operation. Although we implemented various measures and explored a multitude of alternatives to avoid this tough decision, closing the mill was an important and necessary step for this company to move forward. The Snowflake closure will result in substantial savings in future operating costs.

We are marking a fresh start with the appointment of a new Board of Directors, securing new financing that provides us with the necessary liquidity for future operations, and by establishing a new enterprise value for the company and the fair value of our assets and liabilities post-CCAA.

Operating earnings for the quarter were down from the previous quarter due to reduced pulp transaction prices, the negative impact of a stronger Canadian dollar, higher electric power and fuel costs, and an inventory write-down on the pulp side. This was partially offset by higher sales volumes, lower maintenance and labour costs and higher average transaction prices for newsprint and lightweight coated.

Our net earnings were negatively impacted by one-time closure costs related to the Snowflake mill of $8.7 million, which included severance, the write-down of redundant assets to salvage value, and obligations related to clean-up and environmental remediation.

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Emergence from Creditor Protection

On September 13, 2012, we successfully completed our previously announced restructuring pursuant to the second amended plan of arrangement (Plan) under the Companies’ Creditors Arrangement Act (CCAA). As a result of the restructuring, we reduced our debt by approximately $390 million, eliminated approximately $80 million of accrued interest, and reduced annual interest expense and other cash costs by approximately $70 million.

The following is a brief timeline of key announcements and milestones in the process:

January 31, 2012	Initial Order under CCAA obtained from the Supreme Court of British Columbia
February 8, 2012	Secured debtor-in-possession (DIP) financing while in creditor protection
March 19, 2012	Reach new five-year labour agreements with $18 to $20 million in expected annual savings
June 25, 2012	99% of creditors claims vote in favour of the Plan
June 28, 2012	Plan sanctioned by Supreme Court of British Columbia
July 27, 2012	Plan sanction hearing confirmed in U.S. Bankruptcy Court
September 13, 2012	Secured exit financing to replace DIP financing
Implementation of Plan and exit from creditor protection

Implementation of Plan of Arrangement

As a result of the reorganization under the Plan:

▪	Our operations have continued in substantially the same form.

▪	Holders of 11% senior secured notes due 2016 (2016 Notes) exchanged their US$390.4 million aggregate principal amount of 2016 Notes plus accrued and unpaid interest for:

-	US$250.0 million aggregate principal amount of senior secured notes due in 2017 (2017 Notes) that bear interest, at the option of the company, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK); and

-	14.4 million new common shares representing 100% of the company’s issued and outstanding common shares subject to dilution for the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Plan and dilution for common shares that may be issued under a new management incentive plan which may be adopted.

▪	Holders of 7.375% notes due 2014 (2014 Notes) exchanged their US$250.0 million aggregate principal amount of 2014 Notes plus accrued and unpaid interest for:

-	Their pro rata share (calculated by reference to the aggregate amount of all claims of unsecured creditors allowed under the Plan) of 50% of the net proceeds following the sale of Catalyst Paper’s interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (the PREI Proceeds Pool), or

-	If an equity election were made, their pro rata share of 600,000 new common shares (the Unsecured Creditor Share Pool).

▪	General creditors exchanged their general unsecured claims for:

-	Their pro rata share of the PREI Proceeds Pool; or

-	If an equity election were made, their pro rata share of the Unsecured Creditor Share Pool; or

-	If the general unsecured claim were equal to or less than $10,000 (unless an equity election was made), or if a valid cash election were made and such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor’s allowed claim (Cash Convenience Pool).

▪	On September 13, 2012, all previously outstanding common shares of the company were cancelled for no consideration and holders of such common shares did not, and will not, receive any distribution under the Plan.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	9

The Cash Convenience Pool has been determined to be approximately $1 million. The company will arrange to pay out the Cash Convenience Pool before the end of November 2012 to applicable unsecured creditors. The company will also arrange for the issuance of common shares to unsecured creditors who made an equity election once all disputed claims have been settled. It is anticipated that approximately 135,000 common shares will be issued out of the Unsecured Creditor Share Pool. The company is currently undertaking the necessary preparatory work for the sale of its interest in PREI and following such sale will pay out the PREI Proceeds Pool to applicable unsecured creditors.

Other Asset Sales

The company has reached an agreement-in-principle to sell its 13.4 hectare wastewater treatment facility located at its Port Alberni mill along with 3.9 hectares of land combined with a road dedication for proceeds of $5.8 million. The company has also reached an agreement to sell its shuttered Elk Falls site, which was permanently closed in the third quarter of 2010, for proceeds of $8.6 million. The buyer has agreed to assume all environmental obligations associated with the Elk Falls site including the cost of future remediation of the landfill. The company will settle the mortgage receivable from PRSC Limited Partnership and sell its interest in PRSC Land Developments Ltd. for proceeds of approximately $3.0 million. The company continues to actively market its remaining poplar plantation land.

Capital Structure

On September 13, 2012, the company issued 14,400,000 common shares to holders of 2016 Notes in accordance with the Plan. Once all disputed claims have been settled, additional common shares will be issued from treasury to certain unsecured creditors of the company who have elected to receive their pro rata share of up to 600,000 common shares pursuant to the terms of the Plan in lieu of participating in the PREI Proceeds Pool. The company expects to issue approximately 135,000 common shares to unsecured creditors pursuant to such equity elections. The company is in the process of seeking a listing of its common shares on the Toronto Stock Exchange (TSX). .

Defined Benefit Pension Plans Funding

In December, 2011, the B.C. Superintendent of Pensions granted Catalyst an extension of the time limits within which amortization payments for solvency deficiencies were required to be made with respect to certain of our defined benefit pension plans. The extension amortized our solvency contribution payment obligations over the seven year period ended December 2017. As a result, our cash payments to the respective plans were reduced to $10.6 million per year for 2011, 2012 and 2013. In February, 2012, we agreed to pay an additional $1.1 million in respect of the solvency deficiencies in these plans through two equal payments that were made in March, 2012 and April, 2012 as part of our CCAA proceedings. Subsequently, the company obtained government approval of proposed modifications to the company’s defined benefit pension plan for salaried employees which provides for a special portability election option and funding relief in respect of the solvency deficiency of the pension plan. The funding relief provides for fixed annual contributions to the solvency deficit over a 15-year period ending in 2027 and a final payment of the remaining deficit in 2028 resulting in estimated annual cash savings of approximately $7 million per year commencing in 2013.

Fresh Start Accounting

In accordance with the requirements of U.S. GAAP, we applied fresh start accounting as of September 30, 2012, pursuant to which a preliminary enterprise value was established for the company, which was then assigned to the fair value of our assets and liabilities. The application date of September 30 was chosen as a date of convenience as it coincided with our period end reporting date. Historical balances for the company’s equity accounts as of September 30, 2012, including common shares, additional paid-in-capital, deficit and accumulated other comprehensive loss, were eliminated. We engaged an independent financial advisor to assist us in the determination of the company’s post-reorganization enterprise value. The preliminary enterprise value was estimated using three valuation methods: (i) discounted cash flow analysis (DCF), (ii) comparable company analysis, and (iii) precedent transactions analysis. The preliminary enterprise value was determined primarily based on the DCF analysis. See note 5, Creditor protection proceedings related disclosures in our interim consolidated financial statements for the three and nine months ended September 30, 2012, for a discussion of these valuation methods and additional disclosure on fresh start accounting.

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Exit Financing Arrangements

On September 13, 2012, we entered into a new $175.0 million ABL Facility, which was a pre-condition for the company to implement the Plan and exit from protection under the CCAA. The ABL Facility provided financing for general corporate purposes, and for the repayment on exit of the debtor-in possession (DIP) facility that was in place through the CCAA proceedings. The collateral for the ABL Facility consists primarily of all present and future working capital assets of the company with a borrowing base calculated on the balance of eligible accounts receivable and inventory, less certain reserves. The ABL Facility matures on the earlier of July 31, 2017, and 90 days prior to maturity of any significant debt.

The company also completed a US$35 million secured exit financing facility (Exit Facility) on September 13, 2012, and issued US$35 million of notes (Exit Notes) under that facility on its exit from protection under the CCAA. The Exit Facility provided the company with backstop financing to pay costs and expenses and manage other contingencies on exit from protection under CCAA. The Exit Facility was provided by certain holders of the 2016 Notes and is secured by a charge on certain assets of the company and its subsidiaries ranking senior to the lien securing the US$250 million of 2017 Notes to be issued under the Plan. The Exit Facility matures on September 13, 2016, and can be prepaid in whole or in part at any time for a premium initially of 3% and declining annually thereafter.

See note 16, Long-term debt in our interim consolidated financial statements for the three and nine months ended September 30, 2012, for additional information on our exit financing.

Permanent Closure of Snowflake Mill and Sales Process

On July 30, 2012, the company announced the permanent closure of its Snowflake recycle mill operations. The mill, which is located in northeastern Arizona, was permanently shut on September 30, 2012. The decision to close the mill was driven by continued financial losses resulting from intense supply input and market pressures. The mill closure is expected to result in the elimination of future operating losses associated with the mill and savings of annualized selling, general and administrative expenses. The company implemented a number of measures since acquiring the Snowflake operation in 2008 to address market and input cost pressures, including the production of higher-value specialty paper grades at what was formerly a newsprint-only mill, capital investment, full leverage of the mill’s environmental attributes, competitive labour agreements, as well as productivity, quality and service improvements. The company has also explored a range of alternatives, including attempting to sell the mill on a going-concern basis. However, with newsprint demand down more than 10% annually since the end of 2008, old newsprint (ONP) prices approximately 163% higher since 2009, and higher freight costs resulting from procurement and sales being forced to go further afield to source ONP and secure product orders, the company did not believe that the mill could be restored to profitability.

On September 17, 2012, we announced a sales process for the Snowflake mill and its associated assets in accordance with the US Court-approved sale and investor solicitation procedures (SISP). The assets for sale under the SISP process include the equipment and other assets associated with the paper mill, approximately 19,000 acres of land, and the shares of The Apache Railway Company. The closure will result in closure costs of approximately $10 million and ongoing cash costs post-closure of approximately $0.6 million per month until the mill is disposed of. As of September 30, 2012, $8.7 million closure costs were paid or accrued for, among other things, severance, environmental obligations, and inventory write-offs. We expect to recoup most of these costs from the proceeds of disposal of the mill.

The Snowflake mill was treated as a discontinued operation in our interim consolidated financial statements for the three and nine months ended September 30, 2012. Snowflake’s results were reclassified as discontinued and presented separately from the results of continuing operations in the consolidated statements of earnings (loss) for the three and nine months ended September 30, 2012. Comparative periods were restated accordingly. In this MD&A, Snowflake’s results were removed from sales and production volumes, operating earnings, and non-GAAP measures, both for the current period and for all comparative periods presented. Snowflake’s assets and liabilities were presented as held for sale on the consolidated balance sheet as of September 30, 2012.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	11

Appointment of New Board of Directors

A new Board was appointed as of September 13, 2012, comprised of John Brecker, Giorgio Caputo, John Charles, Kevin J. Clarke, Todd Dillabough, Walter Jones, and Leslie Lederer. Mr. Lederer is the Chair of the Board.

Financial Performance

We recorded net earnings attributable to the company of $655.7 million and a net loss attributable to the company before specific items of $48.7 million in Q3. This compared to a net loss of $11.7 million and $5.0 million, respectively, in Q2. Significant specific items in Q3 included reorganization items related to the forgiveness of pre-petition debt and accounts payable on emergence from the CCAA proceedings and fair value adjustments to our assets and liabilities in accordance with the requirements of fresh start accounting, closure costs related to our discontinued Snowflake mill, and a foreign exchange gain on the translation of U.S. dollar denominated debt. Significant specific items in the prior quarter included a net restructuring credit resulting from the CCAA proceedings, and a foreign exchange loss on the translation of U.S. dollar denominated debt.

EBITDA was $13.8 million and EBITDA before restructuring costs was $14.0 million in Q3 compared to EBITDA of $17.0 million and EBITDA before restructuring costs of $16.9 million in Q2. Refer to section 7, Non-GAAP measures, for additional information on specific items in the reported financial results.

SELECTED FINANCIAL INFORMATION

	Predecessor
	2012				2011
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1
Sales [2]	$797.7	$265.7	$264.8	$267.2	$807.5	$292.2	$257.4	$257.9

Operating earnings (loss) [2]	24.8	5.9	9.3	9.6	(17.6)	5.5	(17.4)	(5.7)

Depreciation and amortization [2]	23.4	7.9	7.7	7.8	74.6	25.5	24.7	24.4

EBITDA [1,2]	48.2	13.8	17.0	17.4	55.9	30.2	7.0	18.7
– before restructuring costs [1,2]	53.5	14.0	16.9	22.6	55.9	30.2	7.0	18.7
Net earnings (loss) attributable to the company	618.4	655.7	(11.7)	(25.6)	(266.0)	(205.7)	(47.4)	(12.9)
– before specific items [1]	(63.3)	(48.7)	(5.0)	(9.6)	(84.6)	(14.1)	(46.9)	(23.6)
EBITDA margin [1,2]	6.0%	5.2%	6.4%	6.5%	6.9%	10.3%	2.7%	7.3%
– before restructuring costs [1,2]	6.7%	5.3%	6.4%	8.5%	6.9%	10.3%	2.7%	7.3%
Net earnings (loss) per share attributable to the company’s common shareholders (in dollars) [3]
– basic and diluted from continuing operations	$1.63	$1.73	$(0.03)	$(0.07)	$(0.22)	$(0.12)	$(0.08)	$(0.02)
– basic and diluted from discontinued operations	(0.01)	(0.01)	-	-	(0.47)	(0.41)	(0.05)	(0.01)
– before specific items [1]	(0.17)	(0.13)	(0.01)	(0.03)	(0.22)	(0.04)	(0.12)	(0.06)

(In thousands of tonnes)
Sales	1,053.8	356.6	346.4	350.8	1,016.7	363.0	327.3	326.4
Production	1,055.3	353.4	352.4	349.5	1,016.3	353.8	330.5	332.0
1	Refer to section 7, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) (see the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012).

3	Earnings per share are based on weighted average common shares of 381,900,450. These shares were cancelled on September 13, 2012 and new common shares were issued to the holders of the new 2017 Notes. At September 30, 2012 14,400,000 common shares were outstanding.

12	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Overview

* Uncoated mechanical is comprised of high-gloss and standard grades.

North American demand for our paper grades increased and inventory levels declined compared to Q2 2012, however North American paper demand compared to Q3 2011 was down. This year-on-year decline was most significant for uncoated mechanical, with a reduction in demand of 18.0% and directory where demand fell by 15.4%. Demand decreased by 3.8% for coated mechanical, while newsprint demand increased slightly by 1.4%. Benchmark prices for coated increased during the quarter while directory and uncoated prices remained flat and newsprint prices were down for the quarter.

Q3 NBSK pulp benchmark prices trended down from Q2 price levels due to excess inventory and weak market conditions in China. Low pulp prices have caused traders to increase their orders, resulting in increased shipments in the quarter compared to the third quarter of 2011.

STRATEGY UPDATE

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base. Additional information related to our corporate strategy, including key performance drivers and indicators, can be found on pages 12 to 21 of our 2011 Annual Report.

2012 Key Objectives

The following is an update on our third quarter progress towards our 2012 key objectives:

Social:

•	Continue the progress made in 2011 to significantly improve our overall safety performance

–	Our lost-time injury frequency in Q3 2012 of 1.77 was an improvement from Q2 levels of 1.92, but was above our target of 1.10. Our medical incident rate improved to 3.75 compared to 5.12 in Q2, but was above our target of 2.26.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	13

•	Continue to seek competitive business conditions in B.C., including joint municipal infrastructure agreements and “value based” opportunities which will reduce operating costs for Catalyst Paper and municipalities

–	Reductions in the Class 4 municipal tax rate were confirmed for all three B.C. mills and total annual property taxes paid on July 3, 2012, were reduced by approximately $6.1 million to $12.2 million.

–	The joint infrastructure and tax agreement with the City of Powell River was finalized to transfer certain non-core interests, certain defined services under a long-term agreement, settle the mortgage receivable from PRSC Limited Partnership and sell the company’s interest in PRSC Land Developments Ltd., with proceeds of $3 million expected in the fourth quarter.

–	An agreement-in-principle valued at $5.8 million was reached with the City of Port Alberni for the sale of the 13.4 hectare wastewater treatment facility and 3.9 hectare parcel of lands combined with a road dedication to facilitate development of an industrial truck route along the waterfront. The agreement is expected to close in the fourth quarter.

Financial:

•	Continue to focus on cash flows, liquidity and cost reductions

–	Liquidity increased by $25.0 million from Q2 due to an increase in borrowing base and a decrease in the amount drawn under the new ABL Facility, and removal of the availability block formerly in effect on our DIP Credit Facility. Free cash flow for the quarter was negative $13.0 million.

–	Cash on hand declined in the quarter primarily due to the payment of success fees related to our emergence from creditor protection and issuance cost related to our new debt.

–	Capital spending was $7.3 million in the current quarter and directed primarily to maintenance of business.

•	Implement a restructuring process or other reorganization under the CCAA that will significantly improve our capital structure, liquidity and competitive footing

–	On September 13, 2012, the company emerged from creditor protection with debt reduced by approximately $390 million, elimination of approximately $80 million of accrued interest, and $70 million in lower annual interest and cash costs.

•	Evaluate every existing physical asset to maximize financial contributions, product flexibility and capital structure

–	Total proceeds from the sale of non-core fixed assets for the nine months ended September 30, 2012, was $11.5 million. This included 1,800 acres of Poplars land, assets of the discontinued paper recycling division (PRD), and scrap metal / equipment components from the shuttered mill at Elk Falls.

–	We reached agreements-in-principle to sell the Elk Falls site for $8.6 million and the Port Alberni wastewater treatment facility for $5.8 million (see above). These agreements are expected to close in the fourth quarter.

–	We announced our intention to sell our interest in PREI pursuant to the Plan and announced a sales process for our discontinued Snowflake mill and associated assets in accordance with the US Court approved sale and investor solicitation procedures.

•	Achieve a new collective labour agreement with all six local B.C. unions that is market competitive and innovative to help positively position Catalyst Paper for the future

–	New five-year labour agreements took effect on May 1, 2012, and are expected to deliver annual labour savings of $18 to $20 million. The new agreements include a 10% reduction in hourly wages and amended work rules, and provide for no wage inflation for the first three years with 2% increases in years four and five.

Commercial:

•	Continue to expand sales reach into new markets and increase market share with capital segments

–	We continue to grow sales of our book paper which has been positively received by book publishers. In addition, we have developed a 40 gram newsprint product that is helping us grow our sales while providing newspaper publishers with economic and environmental benefits.

•	Expand geographic reach of Catalyst Paper into emerging world markets of Latin America, India and Asia

–	We grew sales of all grades in key international markets that we are able to serve cost effectively from British Columbia. We signed long-term contracts for telephone directory paper with a number of large publishers in Latin America.

14	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental:

•	Achieve conservation targets in water and energy

–	The baseline water usage audit at Powell River mill will be completed in the fourth quarter and supports a company-wide water usage conservation program associated with energy efficiency.

•	Maintain international disclosure standards as set out in the UN Global Compact

–	In preparation for the next annual reporting cycle relating to environmental, social and governance (ESG) metrics, a review of voluntary disclosure trends and non-governmental ranking agency standards, has been initiated.

•	Retain sales-supporting relationships with leading environmental groups

–	Catalyst has become a founding member of the Council for Clean Capitalism, whose mandate is to improve access to capital and market recognition for superior business performance on ESG metrics.

CONSOLIDATED RESULTS OF OPERATIONS

Please note that comparative periods have been restated to exclude the operations of the Snowflake mill, which have been presented as discontinued operations in the consolidated statements of earnings (loss) in our interim consolidated financial statements for the three and nine months ended September 30, 2012.

Sales

Q3 2012 vs. Q2 2012

Sales revenues remained flat, with higher paper and pulp sales volumes, and higher average transaction prices for newsprint and lightweight coated being offset by the negative impact of a stronger Canadian dollar, and lower transaction prices for pulp.

Q3 2012 vs. Q3 2011

Sales revenues decreased by 9.1% due to lower sales volumes for pulp, directory paper and uncoated mechanical, and lower average transaction prices in the current quarter for newsprint, lightweight coated, uncoated mechanical and pulp. These factors were partially offset by the positive impact of a weaker Canadian dollar, higher sales volumes for newsprint and lightweight coated, and higher average transaction prices for directory paper.

2012 YTD vs. 2011 YTD

Sales revenues decreased by 1.2% due to lower sales volumes for directory paper, and lower average transaction prices for newsprint, lightweight coated and pulp. This was partially offset by the positive impact of a weaker Canadian dollar, higher sales volumes for newsprint, lightweight coated, uncoated mechanical and pulp, and higher average transaction prices for directory paper and uncoated mechanical.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	15

EBITDA and EBITDA before Restructuring Costs

The following table provides variances between periods for EBITDA and EBITDA before restructuring costs:

(In millions of Canadian dollars)	Q2 2012 [2]	Q3 2011 [2]	2011 YTD [2]
EBITDA in comparative period [1] (predecessor)	$17.0	$30.2	$55.9
Restructuring costs	(0.1)	–	–
EBITDA before restructuring costs in comparative period [1] (predecessor)	16.9	30.2	55.9
Paper prices	0.9	(4.2)	(1.1)
Pulp prices	(4.0)	(18.3)	(48.9)
Impact of Canadian dollar	(2.6)	2.2	10.9
Volume and mix	0.6	(2.9)	4.3
Distribution costs	0.4	(0.1)	(4.4)
Furnish mix and costs	1.1	6.9	14.4
Power and fuel costs	(1.3)	(1.4)	(4.0)
Labour costs	2.3	4.1	8.3
Maintenance costs	0.4	1.5	11.7
Property taxes, licenses and insurance	(0.8)	1.0	3.3
Selling, general and administrative	0.8	1.4	2.7
Lower of cost or market impact on inventory, net of inventory change	(1.5)	(3.5)	3.4
Other, net	0.8	(2.9)	(3.0)
EBITDA before restructuring costs in the current period [1] (predecessor)	14.0	14.0	53.5
Restructuring costs	(0.2)	(0.2)	(5.3)
EBITDA in the current period [1] (predecessor)	$13.8	$13.8	$48.2
1	Refer to section 7, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) (see the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012).

Operating Earnings (Loss)

Q3 2012 vs. Q2 2012

Operating earnings decreased by $3.4 million due to lower EBITDA of $3.2 million and increased depreciation expense of $0.2 million.

Q3 2012 vs. Q3 2011

Operating earnings increased by $0.4 million mostly due to lower depreciation expense of $17.6 million, partially offset by decreased EBITDA of $16.4 million and an impairment recovery of $0.8 million in Q3 2011. The reduction in depreciation is attributable to the impairment of property, plant and equipment in the fourth quarter of 2011.

2012 YTD vs. 2011 YTD

Operating earnings increased by $42.4 million mostly due to lower depreciation expense of $51.2 million, partially offset by decreased EBITDA of $7.7 million.

Net Earnings (Loss) Attributable to the Company

Q3 2012 vs. Q2 2012

Net earnings (loss) attributable to the company increased by $667.4 million. This was mostly due to a net after tax reorganization credit recognized in the current quarter of $688.1 million which included gains realized from implementing the Amended Plan and fresh start accounting, and an after-tax foreign exchange gain on the translation of U.S. dollar denominated debt of $25.2 million compared to an after-tax loss of $12.8 million in the prior quarter. This was partially offset by reduced after-tax operating earnings of $3.4 million, an after tax impairment and other closure costs related to our Snowflake mill of $8.7 million, and an after tax $41.2 million fair value adjustment to non-controlling interest.

16	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2012 vs. Q3 2011

Net earnings (loss) attributable to the company increased by $861.4 million primarily due to after-tax reorganization credit of $688.1 million in the current quarter, after-tax impairment and other closure costs of $150.6 million in the third quarter of 2011 related to an impairment charge on our Snowflake mill, and an after-tax foreign exchange gain on the translation of U.S. dollar denominated debt of $25.2 million in the current quarter compared to an after-tax loss of $41.0 million in Q3 2011. This was partially offset by an after tax $41.2 million fair value adjustment to non-controlling interest in Q3 2012.

2012 YTD vs. 2011 YTD

Net earnings (loss) attributable to the company increased by $884.4 million primarily due to after-tax reorganization credit of $671.7 million, after-tax impairment and other closure costs of $150.3 million for YTD 2011 related to an impairment charge on our Snowflake mill, an after-tax foreign exchange gain on the translation of U.S. dollar denominated debt of $24.0 million in the current period compared to an after-tax loss of $25.8 million in the prior year, and an increase in after-tax operating earnings of $41.8 million. This was partially offset by an after tax $41.2 million fair value adjustment to non-controlling interest in Q3 2012.

2.	SEGMENTED RESULTS

Please note that comparative periods have been restated to exclude the operations of the Snowflake mill, which have been presented as discontinued operations in the consolidated statements of earnings (loss) in our interim consolidated financial statements for the three and nine months ended September 30, 2012.

SPECIALTY PRINTING PAPERS

	Predecessor
	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2012 [2]	2011 [2]	Change	2012 [2]	2011 [2]	Change
Sales	$171.2	$180.3	$(9.1)	$503.8	$496.7	$7.1

Operating earnings (loss)	8.5	(6.9)	15.4	19.3	(42.4)	61.7

Depreciation and amortization	6.4	19.4	(13.0)	18.9	56.3	(37.4)

EBITDA [1]	14.9	12.3	2.6	38.2	13.5	24.7
– before restructuring costs [1]	15.1	12.3	2.8	41.1	13.5	27.6

EBITDA margin [1]	8.7%	6.8%	1.9%	7.6%	2.7%	4.9%
– before restructuring costs [1]	8.8%	6.8%	2.0%	8.2%	2.7%	5.5%

(In thousands of tonnes)
Sales	207.6	218.9	(11.3)	605.2	610.9	(5.7)
Production	206.5	219.0	(12.5)	612.7	616.4	(3.7)

1	Refer to section 7, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) (see the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012).

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	17

Segment Overview

North American demand for coated mechanical and uncoated mechanical decreased 3.8% and 18.0% respectively, from the same quarter last year due to continued weakness in print advertising. Inventories for coated mechanical and uncoated mechanical were both lower year over year, with coated mechanical inventories dropping substantially in the current quarter. Adjusted operating rates continued to remain steady as mill and machine closures and curtailment offset lower demand. The average lightweight coated benchmark price increased 1.4% to US$857 per short ton while the average benchmark price for soft-calendered A grade (SC-A) remained unchanged at US$835 per short ton compared to the previous quarter.

North American directory demand fell 15.4% in Q3 compared to the prior year due to ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed books to the Internet. The average Q3 directory benchmark price remained unchanged at US$770 per short ton compared to the previous quarter. Operating rates for directory paper remain strong despite declining demand due to continued capacity reduction in the directory marketplace.

Operational Performance

The following chart summarizes the operating performance of our specialty printing papers segment:

1 Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) (see the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012).

* Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

18	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2012 vs. Q3 2011

•	Sales volume decreased by 11,300 tonnes due to lower sales volumes in uncoated and directory paper, partially offset by higher sales for lightweight coated.

•	Average sales revenue remained flat at $825 per tonne due to the positive impact of a weaker Canadian dollar and higher average transaction prices for directory, offset by lower average transaction prices for lightweight coated and uncoated mechanical.

•	Average delivered cash costs decreased $15 per tonne primarily due to lower kraft and labour cost, partially offset by increased distribution and coating cost. The lower labour cost in the quarter was mostly due to the positive impact of the new labour deal that went into effect on May 1, 2012.

2012 YTD vs. 2011 YTD

•	Sales volume was 5,700 tonnes lower due to lower directory sales, partially offset by higher sales volumes for lightweight coated and uncoated mechanical.

•	Average sales revenue increased $20 per tonne due to the positive impact of a weaker Canadian dollar and higher average transaction prices for all specialty grades excluding lightweight coated.

•	Average delivered cash costs decreased by $22 per tonne primarily due to lower maintenance, labour and kraft costs, partially offset by higher chemicals and electric power costs and the incurrence of restructuring costs in 2012.

Newsprint

	Predecessor
	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2012 [2]	2011 [2]	Change	2012 [2]	2011 [2]	Change
Sales	$45.6	$36.5	$9.1	$134.1	$108.9	$25.2

Operating earnings (loss)	3.1	1.3	1.8	11.7	2.1	9.6

Depreciation and amortization	0.9	2.0	(1.1)	2.7	6.9	(4.2)

EBITDA [1]	4.0	2.7	1.3	14.4	8.3	6.1
– before restructuring costs [1]	4.0	2.7	1.3	15.2	8.3	6.9

EBITDA margin [1]	8.8%	7.4%	1.4%	10.7%	7.6%	3.1%
– before restructuring costs [1]	8.8%	7.4%	1.4%	11.3%	7.6%	3.7%

(In thousands of tonnes)
Sales	67.8	51.9	15.9	197.8	158.9	38.9
Production	67.3	48.1	19.2	199.8	158.4	41.4

1	Refer to section 7, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) (see the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012).

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	19

Segment Overview

Total North American demand for newsprint was 1.4% higher year over year reflecting an increase in demand in the third quarter. Operating rates were similar to the previous year due to North American newsprint capacity being reduced at a rate to compensate for declining demand. The average Q3 North American newsprint benchmark price declined to US$605 per tonne compared to the previous quarter due to inventory build-up in the North American newsprint marketplace.

The Crofton No.1 paper machine remained indefinitely curtailed throughout the quarter.

Operational Performance

The following chart summarizes the operating performance of our newsprint segment:

1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) (see the consolidated statements earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012).

*	Although C1 remains indefinitely curtailed it is not included in our 2012 capacity table.

**	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

20	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2012 vs. Q3 2011

•	Sales volume increased by 15,900 tonnes as a result of increased newsprint production which offset lower directory production in the current quarter.

•	Average sales revenue decreased $29 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased $36 per tonne due to reduced cost of chips, indirects, labour, and property taxes, partially offset by higher cost of electric power, steam and operating supplies.

2012 YTD vs. 2011 YTD

•	Sales volume increased by 38,900 tonnes due to an increased mix of newsprint production which offset lower directory production in 2012.

•	Average sales revenue decreased by $7 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased $28 per tonne primarily due to reduced property taxes and lower chips, maintenance and labour costs, partially offset by higher electric power costs and the incurrence of restructuring costs in 2012.

Pulp

	Predecessor
	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2012 [2]	2011 [2]	Change	2012 [2]	2011 [2]	Change
Sales	$48.9	$75.4	$(26.5)	$159.8	$201.9	$(42.1)
Operating earnings (loss)	(5.7)	11.1	(16.8)	(6.2)	22.7	(28.9)
Depreciation and amortization	0.6	4.1	(3.5)	1.8	11.4	(9.6)
EBITDA [1]	(5.1)	15.2	(20.3)	(4.4)	34.1	(38.5)
– before restructuring costs [1]	(5.1)	15.2	(20.3)	(2.8)	34.1	(36.9)
EBITDA margin [1]	(10.4%)	20.2%	(30.6%)	(2.8%)	16.9%	(19.7%)
– before restructuring costs [1]	(10.4%)	20.2%	(30.6%)	(1.8%)	16.9%	(18.7%)

(In thousands of tonnes)
Sales	81.2	92.2	(11.0)	250.8	246.9	3.9
Production	79.6	86.7	(7.1)	242.8	241.5	1.3

1	Refer to section 7, Non-GAAP measures.

2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) (see the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012).

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	21

Segment Overview

NBSK pulp markets remained weak in the third quarter due to excess end-user inventory in China. The average NBSK benchmark pulp price for China decreased 8.7% to US$630 per tonne compared to the previous quarter. NBSK pulp shipments increased by 5.4% compared to Q3 2011 as traders increased their orders.

Operational Performance

The following chart summarizes the operating performance of our pulp segment:

1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) (see the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012).

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs. Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Q3 2012 vs. Q3 2011

•	Sales volume decreased by 11,000 tonnes compared to the same quarter last year.

•	Average sales revenue decreased $217 per tonne due to lower average transaction prices in the current quarter, partially offset by the positive impact of a weaker Canadian dollar. Weak pulp prices in 2012 reflect soft demand and excess inventory in China.

•	Average delivered cash costs increased by $11 per tonne due to a lower-of-cost-or-market (LCM) adjustment to inventory in the quarter, and higher cost of chemicals, steam fuel and operating supplies, partially offset by lower chips prices and reduced maintenance cost.

2012 YTD vs. 2011 YTD

•	Sales volume increased by 3,900 tonnes mostly due to the inclusion of an 8,000 tonne shipment in current year sales that was delayed in December 2011.

•	Average sales revenue decreased $181 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased by $25 per tonne due to lower chips prices and labour costs, partially offset by the incurrence of restructuring costs and a lower-of-cost-or market (LCM) adjustment to inventory in 2012.

22	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

3.	LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

	Predecessor
	Three months ended September 30,			Nine months ended September 30,
(In millions of Canadian dollars, except where otherwise stated)	2012	2011	Change	2012	2011	Change
Cash flows provided (used) by operations before changes in non-cash working capital	$(15.8)	$5.7	$(21.5)	$(19.2)	$(30.2)	$11.0
Changes in non-cash working capital	(5.3)	(44.5)	39.2	(24.8)	(37.3)	12.5
Cash flows provided (used) by
Operations	(21.1)	(38.8)	17.7	(44.0)	(67.5)	23.5
Investing activities	(0.6)	(4.9)	4.3	(3.4)	(12.7)	9.3
Financing activities	16.5	31.3	(14.8)	34.9	2.6	32.3
Capital spending	7.3	5.6	1.7	12.2	13.5	(1.3)
Depreciation and amortization	7.9	27.8	(19.9)	23.4	81.6	(58.2)
Impairment (recovery) and other closure costs	3.3	150.6	(147.3)	3.3	150.3	(147.0)
Capital spending as % of depreciation and amortization	92%	20%	72%	52%	17%	35%
Net debt to net capitalization at September 30 [1]	76%	84%	(8)%	76%	84%	(8)%

1	Net debt ratio equals net debt (total debt less cash) divided by net capitalization (shareholder’s equity attributable to the company and total debt less cash).

Refer to page 37 of our 2011 Annual Report for a discussion of the nature and sources of funding for our principal cash requirements.

Operating Activities

Cash flows from operating activities increased by $17.7 million in Q3 from the same quarter in the previous year, primarily due to a decrease in non-cash working capital, partially offset by a reduction in EBITDA in the current quarter, and the payment of success fees related to our emergence from creditor protection.

Investing Activities

Cash used by investing activities was $0.6 million in Q3 compared to cash used of $4.9 million in the same quarter last year due to increased proceeds from the sale of property, plant and equipment, and a reduction in restricted cash, partially offset by an increase in capital spending.

Financing Activities

Cash provided by financing activities in Q3 was $16.5 million compared to cash provided of $31.3 million in the same quarter last year. We received $97.1 million in the quarter from the issuance of exit financing, consisting of the new ABL Facility and Floating Rate Notes. This was partially offset by the repayment of the outstanding draw on the DIP Credit Facility, and the payment of issuance cost related to the new debt and common shares.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	23

Capital Resources

Availability on the new ABL Facility, the DIP Facility during the creditor protection period, the former ABL Facility for pre-filing periods, and total liquidity is summarized in the following table:

	Successor	Predecessor
	ABL Facility	DIP Facility		ABL Facility
	2012	2012		2011
(In millions of Canadian dollars)	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base	$164.0 [1]	$159.6 [2]	$142.1	$151.83	$167.3 [3]	$134.3 [3]	$174.1 [3]
Letters of credit	(17.8)	(19.6)	(17.8)	(32.2)	(27.7)	(28.1)	(25.5)
Amount drawn, net	(64.0)	(70.5)	(77.8)	(48.0)	(31.5)	–	–
Minimum excess availability	–	(21.9) [4]	–	–	–	–	(35.0)
Availability	82.2 [5]	47.6	46.5	71.6	108.1	106.2	113.6
Cash on hand [6]	12.6	17.8	19.3	25.1	17.8	30.2	53.8
Restricted cash [7]	2.0	6.4	2.1	–	–	–	–
Total liquidity	$96.8	$71.8	$67.9	$96.7	$125.9	$136.4	$167.4

1	Borrowing base for the new ABL Facility included reserves of $2.7 million for pension, $2.0 million for creditor insurance deductibles, $2.3 million for landlord waivers, $1.3 million for employee source deductions, and $0.3 million related to WCB.
2	Borrowing base for the DIP Facility included reserves of $2.7 million for pension, $3.6 million for employees, $2.0 million for landlord waivers, $1.5 million for insured receivables dilution, $2.0 million for credit insurance deductibles, and $1.5 million for CCAA charges in priority to DIP charge.
3	Borrowing base for the ABL Facility included a reserve of $0.4 million at December 31, 2011 for unpaid property taxes and associated penalties (Q3 2011 - $0.4 million, Q2 2011 - $4.5 million, Q1 2011 - $4.4 million).
4	The DIP Facility is subject to an excess availability condition as disclosed in our interim consolidated financial statements for the three and six months ended June 30, 2012 in note 14, Long term debt.
5	Requirement to maintain a minimum fixed charge coverage ratio of 1.0/1.0 if excess availability falls below $21.9 million.
6	Cash on hand consists of $12.2 million per consolidated Balance Sheet and $0.4 million classified as asset held for sale.
7	Restricted cash consists of $1.5 million frozen proceeds on asset sales and $0.5 million of cash held in trust.

We had restricted cash on September 30, 2012, of $6.4 million, which included $4.4 million cash collateral against letters of credit, $1.5 million in frozen proceeds on the sale of certain assets at our discontinued Elk Falls facility, and $0.5 million cash held in trust.

Our total liquidity decreased by $29.1 million from the same quarter last year primarily due to the significant amount drawn on our new ABL Facility and lower cash on hand. Liquidity increased by $25.0 million compared to the previous quarter largely due to an increase in borrowing base under the new ABL Facility, a decrease in the amount drawn on the ABL Facility compared to the amount drawn on the DIP Facility in the prior quarter, and the impact of the availability block on the previous quarter’s liquidity, partially offset by a reduction in cash on hand.

The borrowing base increased due to fewer reserves that are netted against the available balance under the ABL Facility and higher accounts receivable in the current quarter. See note 16, Long-term debt, in our interim consolidated financial statements for the three and nine months ended September 30, 2012, for additional disclosure on our exit financing. The reduction in cash on hand is attributable primarily to the payment of success fees of $6.9 million on emergence from the creditor protection proceedings and debt issuance cost of $9.3 million in the quarter, partially offset by the reduction in restricted cash.

On November 13, 2012, the company had 14,400,000 common shares issued and outstanding. As noted previously, an additional approximately 135,000 common shares will be listed shortly to unsecured creditors who filed an equity election under the Plan. All of the company’s former stock options were cancelled on September 13, 2012.

24	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives. Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2011, note 25, Financial instruments. For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 24, Fair value measurement, of those statements. Our methods and assumptions for determining the fair value of financial instruments have not changed materially since those used in the preparation of our consolidated financial statements for the year ended December 31, 2011.

At September 30, 2012, the company did not have any foreign currency or commodity contracts outstanding.

The following table reconciles the average spot exchange rate to our effective exchange rate and provides the impact to EBITDA related to the cash flow hedges that were in place as at March 31, 2010, and were designated as hedging instruments at that time:

US$/CDN$ FOREIGN EXCHANGE

	Predecessor
	2012			2011
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	1.005	0.990	0.999	0.977	1.020	1.033	1.015
(Favourable)/unfavourable impact of derivatives designated as effective hedges for accounting purposes[1]	–	–	–	–	–	(0.001)	(0.004)
Average effective rate included in EBITDA	1.005	0.990	0.999	0.977	1.020	1.032	1.011
(Favourable)/unfavourable impact of derivatives, other than those designated as effective hedges for accounting purposes, included in other expenses[2]	–	0.001	0.004	(0.004)	0.023	(0.002)	(0.011)
Foreign exchange (gain)/loss, on working capital balances, included in other expenses[3]	0.035	(0.017)	0.017	0.020	(0.043)	0.006	0.007
Average effective rate in net earnings/(loss) before income taxes[4]	1.040	0.974	1.020	0.993	1.000	1.036	1.007
(In millions of dollars)
1 Favourable/(unfavourable) impact of derivatives designated as effective hedges for accounting purposes included in EBITDA	$–	$–	$–	$0.1	$0.2	$0.3	$0.9
2 Favourable/(unfavourable) impact of derivatives other than those designated as effective hedges for accounting purposes included in other expenses	–	(0.2)	(1.0)	0.9	(5.8)	0.3	2.5
3 Foreign exchange gain/(loss) on working capital balances included in other expenses	(7.8)	3.9	(4.0)	(4.9)	10.9	(1.2)	(1.6)
4 Excludes foreign exchange gain/(loss) on long term debt and $US interest expense

4.	RELATED PARTY TRANSACTIONS

We undertook certain transactions with companies affiliated with our former directors. The former directors ceased to be related parties of the company with the appointment of the new Board of directors on emergence from the creditor protection proceedings and, therefore, these transactions ceased to qualify as related party transactions subsequent to the appointment of the new Board.

5.	CONTINGENT LIABILITIES

The company’s contingent liabilities at December 31, 2011, are described on page 41 of our 2011 Annual Report. For additional and updated information regarding the company’s contingent liabilities, refer to our interim consolidated financial statements for the three and nine months ended September 30, 2012, note 25, Contingent liabilities. The short-term incentive plan and benefit claim was compromised under the Plan. There were no other significant changes to the company’s contingent liabilities in Q3 2012.

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6.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2012:

	Predecessor
	2012			2011				2010
(In millions of Canadian dollars, except per share amounts)	Q3 [2]	Q2 [2]	Q1 [2]	Q4 [2]	Q3 [2]	Q2 [2]	Q1 [2]	Q4 [2]
Sales	$265.7	$264.8	$267.2	$272.2	$292.2	$257.4	$257.9	$288.4
EBITDA [1]	13.8	17.0	17.4	6.9	30.2	7.0	18.7	30.5
Net earnings (loss) attributable to the company	655.7	(11.7)	(25.6)	(708.0)	(205.7)	(47.4)	(12.9)	9.6
Net earnings (loss) per share attributable to the company’s common shareholders [3]
– basic and diluted from continuing operations	$1.73	$(0.03)	$(0.07)	$(1.81)	$(0.12)	$(0.08)	$(0.02)	$0.07
– basic and diluted from discontinued operations	(0.01)	–	–	(0.04)	(0.41)	(0.05)	(0.01)	(0.05)

1	Refer to section 7, Non-GAAP measures.
2	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) (see the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012).
3	Earnings per share are based on weighted average common shares of 381,900,450. These shares were cancelled on September 13, 2012 and new common shares were issued to the holders of the new 2017 Notes. At September 30, 2012 14,400,000 common shares were outstanding.

Refer to section 1, Overview and highlights, and the discussion on Consolidated results of operations, for details of Q3 2012 results compared to Q2 2012.

For summary financial information about Powell River Energy Inc., a variable interest entity for which we are the primary beneficiary, refer to note 6, Variable interest entities, of our interim consolidated financial statements for the three and nine months ended September 30, 2012.

7.	NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities. These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure. Our non-GAAP measures include operating earnings (loss), EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), EBITDA before restructuring costs, EBITDA margin, EBITDA margin before restructuring costs, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.

Specific items are items of an unusual or non-recurring nature, or items that are subject to material volatility based on factors outside of management’s control. Specific items include: foreign exchange gain or loss on long-term debt, gain or loss on cancellation of long-term debt, asset-impairment and other closure costs, restructuring costs, unusual non-recurring items, and certain income tax adjustments.

26	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and EBITDA before restructuring costs

EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs. EBITDA margin and EBITDA margin before restructuring costs are defined as EBITDA and EBITDA before restructuring costs as a percentage of sales. These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

	Predecessor
	2012				2011
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$618.4	$655.7	$(11.7)	$(25.6)	$(974.0)	$(708.0)	$(205.7)	$(47.4)	$(12.9)
Net earnings (loss) attributable to non-controlling interest	31.9	32.7	(0.6)	(0.2)	(2.6)	(2.3)	–	(0.3)	–
Net earnings (loss)	650.3	688.4	(12.3)	(25.8)	(976.6)	(710.3)	(205.7)	(47.7)	(12.9)
Depreciation and amortization [1]	23.4	7.9	7.7	7.8	105.5	30.9	25.5	24.7	24.4
Impairment (recovery) and other closure costs [1]	–	–	–	–	661.4	662.5	(0.8)	(0.3)	–
Foreign exchange (gain) loss on long-term debt	(24.0)	(25.2)	12.8	(11.6)	9.7	(14.0)	41.0	(5.1)	(12.2)
Loss on Powell River fire	–	–	–	–	2.4	0.8	–	1.6	–
Other (income) expense [1]	2.6	8.2	(10.4)	4.8	(0.3)	4.1	(5.7)	0.8	0.5
Interest expense, net [1]	60.3	16.3	23.4	20.6	73.2	18.4	18.9	18.6	17.3
Income tax expense (recovery) [1]	(1.1)	(1.6)	0.5	–	(8.4)	(0.5)	(1.3)	(3.0)	(3.6)
Reorganization items, net [1]	(666.9)	(685.3)	(4.0)	22.4	–	–	–	–	–
(Earnings) loss from discontinued operations net of tax	3.6	5.1	(0.7)	(0.8)	195.9	15.0	158.3	17.4	5.2
EBITDA [1]	$48.2	$13.8	$17.0	$17.4	$62.8	$6.9	$30.2	$7.0	$18.7
Restructuring costs
Specialty printing papers	2.9	0.2	(0.1)	2.8	4.0	4.0	–	–	–
Newsprint	0.8	–	–	0.8	0.8	0.8	–	–	–
Pulp	1.6	–	–	1.6	1.1	1.1	–	–	–
Total restructuring costs [1]	5.3	0.2	(0.1)	5.2	5.9	5.9	–	–	–

EBITDA before restructuring costs	$53.5	$14.0	$16.9	$22.6	$68.7	$12.8	$30.2	$7.0	$18.7

1	Numbers exclude the Snowflake mill’s results from operations which have been reclassified as discontinued operations; losses from discontinued operations, net of tax, are shown separately from continuing operations in the consolidated statements of earnings (loss) (see the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012).

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	27

Net Earnings (Loss) Attributable to the Company Before Specific Items

Specific items are defined previously, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

	Predecessor
	2012				2011
(In millions of Canadian dollars and after-taxes, except where otherwise stated)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss) attributable to the company	$618.4	$655.7	$(11.7)	$(25.6)	$(974.0)	$(708.0)	$(205.7)	$(47.4)	$(12.9)
Specific items:
Foreign exchange loss (gain) on long-term debt	(24.0)	(25.2)	12.8	(11.6)	11.8	(14.0)	41.0	(4.5)	(10.7)
Loss on Snowflake fire [1]	–	–	–	–	4.4	0.3	–	4.1	–
Loss on Powell River fire	–	–	–	–	2.0	0.8	–	1.2	–
Impairment (recovery) and other closure costs [2]	8.7	8.7	–	–	823.6	673.3	150.6	(0.3)	–
Restructuring costs	5.3	0.2	(0.1)	5.2	5.9	5.9	–	–	–
Reorganization items, net	(671.7)	(688.1)	(6.0)	22.4	–	–	–	–	–
Net earnings (loss) attributable to the company before specific items	$(63.3)	$(48.7)	$(5.0)	$(9.6)	$(126.3)	$(41.7)	$(14.1)	$(46.9)	$(23.6)
Net earnings (loss) per share attributable to the company’s common shareholders in dollars [3]
As reported (continuing operations)	$1.63	$1.73	$(0.03)	$(0.07)	$(2.04)	$(1.81)	$(0.12)	$(0.08)	$(0.02)
Before specific items	(0.17)	(0.13)	(0.01)	(0.03)	(0.33)	(0.11)	(0.04)	(0.12)	(0.06)

1	Included in discontinued operations net of tax in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012.
2	The comparative period Q3 2011 included $151.0 million impairment charge on the property, plant and equipment and inventory of the Snowflake mill, included in discontinued operations net of tax in the consolidated statements of earnings (loss) in the interim consolidated financial statements for the three and nine months ended September 30, 2012.
3	Earnings per share are based on weighted average common shares of 381,900,450. These shares were cancelled on September 13, 2012 and new common shares were issued to the holders of the new 2017 Notes. At September 30, 2012 14,400,000 common shares were outstanding.

Free Cash Flow

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities:

	Predecessor
	2012				2011
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$(44.0)	$(21.1)	$(8.2)	$(14.7)	$(71.5)	$(4.0)	$(38.8)	$(15.7)	$(13.0)
Cash provided (used) by investing activities	(3.4)	(0.6)	14.2	(17.0)	(17.7)	(5.0)	(4.9)	(5.2)	(2.6)
Proceeds from the sale of property, plant and equipment and other assets	(11.5)	(3.6)	(7.4)	(0.5)	(1.2)	(0.4)	(0.7)	(0.1)	–
Other investing activities	(3.7)	(0.5)	(3.6)	0.4	(0.8)	(0.8)	–	(0.3)	0.3
Non-cash working capital changes except change in taxes and interest	27.0	5.9	7.3	13.8	42.0	(1.1)	50.2	(18.7)	11.6
Other	16.0	6.9	(4.7)	13.8	11.6	(11.0)	(1.0)	22.6	1.0
Free cash flow	$(19.6)	$(13.0)	$(2.4)	$(4.2)	$(37.6)	$(22.3)	$4.8	$(17.4)	$(2.7)

28	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Calculation of Free Cash Flow:

	Predecessor
	2012				2011
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
EBITDA	$48.2	$13.8	$17.0	$17.4	$62.8	$6.9	$30.2	$7.0	$18.7
Interest expense, excluding amortization	(11.7)	(4.7)	(3.7)	(3.3)	(72.6)	(18.4)	(19.0)	(17.6)	(17.6)
Capital expenditures	(12.2)	(7.3)	(3.0)	(1.9)	(19.7)	(6.2)	(5.6)	(5.6)	(2.3)
Reorganization costs	(35.7)	(12.7)	(9.5)	(13.5)	–	–	–	–	–
Income taxes received (paid)	0.2	0.2	–	–	(0.1)	(0.2)	0.5	(0.1)	(0.3)
Employee future benefits, expense over (under) cash contributions [1]	(8.4)	(2.3)	(3.2)	(2.9)	(8.0)	(4.4)	(1.3)	(1.1)	(1.2)
Free cash flow	$(19.6)	$(13.0)	$(2.4)	$(4.2)	$(37.6)	$(22.3)	$4.8	$(17.4)	$(2.7)
1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

8.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain and actual results could differ from estimates.

On an ongoing basis, we review our estimates based upon currently available information. The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 47 to 50 of the company's 2011 Annual Report.

Assets Held For Sale and Discontinued Operations

Assets and liabilities that meet the held for sale criteria are reported separately from continued operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale.

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation.

Goodwill

Goodwill is measured at the amount that the company’s preliminary enterprise value exceeded the fair value of its identified assets and liabilities on the convenience date of September 30, 2012, that fresh start accounting was applied. Goodwill will not be amortized in subsequent periods, but will be tested for impairment using a two-step impairment test at the reporting unit level. A company may first assess certain prescribed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test.

Use of Estimates

As discussed in note 5, Creditor protection proceedings related disclosures, in the interim consolidated financial statements for the three and nine months ended September 30, 2012, we determined a preliminary enterprise value for the Successor company with the assistance of an independent financial advisor. The preliminary enterprise value that was established as of the valuation date of September 30, 2012 incorporated numerous major assumptions, as disclosed in note 4, Significant accounting policies, in our interim consolidated financial statements for the three and nine months ended September 30, 2012. Amendment to any of these assumptions could materially impact the preliminary enterprise value and equity value established under fresh start accounting as of September 30, 2012.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	29

9.	CHANGES IN ACCOUNTING POLICIES

There were no recent amendments by the FASB to the Accounting Standards Codification that materially impacted the company’s consolidated financial statements or disclosures.

In accordance with FASB ASC 852, Reorganizations, fresh start accounting was applied as of the convenience date of September 30, 2012. See note 5, Creditor protection proceedings related disclosures, in our interim consolidated financial statements for the three and none months ended September 30, 2012, for a discussion of fresh start accounting.

10.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by the FASB that may impact our consolidated financial statements for future periods.

11.	RISKS AND UNCERTAINTIES

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of aboriginal rights, including unresolved aboriginal land claims in B.C.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationship between risks and our strategic plan. We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company, and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of our risks and uncertainties can be found on pages 51 to 58 of our 2011 Annual Report. The risks referred to as “Risks Relating to our Restructuring Process under the CCAA” have ceased to be applicable with the Plan becoming effective on September 12, 2012. Updated and additional risks and uncertainties as of November 13, 2012, can be found below.

•	Labour disruptions could have a negative impact on our business

Labour disruptions could occur and have a negative impact on our business. New five-year labour agreements were entered into with unions representing more than 1,000 paper and pulp workers at the company’s Crofton, Port Alberni and Powell River mills. The new contracts, entered into with CEP locals 1, 76, 592, 686 and 1132 and PPWC local 2, went into effect at the expiry of the current collective labour contacts on April 30, 2012. On April 19, 2012, the Corporation signed a new three year labour agreement with CLAC, expiring on March 31, 2015, covering the hourly workers located at the Surrey Distribution Centre which maintains existing rates and benefits throughout the term. We do not anticipate labour disruptions in our operations in 2012.

•	The company is subject to significant environmental regulation

The Province of British Columbia is presently reviewing its climate change and clean energy polices, and it is currently expected that implementation of a cap and trade scheme by B.C. will be delayed beyond 2012. It is too early to determine the impact on the company under any such cap and trade scheme.

The U.S. Environmental Protection Agency (EPA) published the new Maximum Achievable Control Technology (MACT) rules for industrial boilers on December 2, 2011. This program sets emission limits for stationary industrial boilers and process heaters. The standards address numerous pollutants and have suggested considerable reductions in emission limits. Although this could have required the Snowflake mill to reduce its power boiler emissions at a significant capital cost, it will not be necessary for the Company to incur such costs given the permanent shutdown of the Snowflake mill operations.

30	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

The carbon tax rates under the B.C. government’s carbon tax on fossil fuels increased from $25/tonne to $30/tonne on July 1, 2012. The impact of these increases on the company depends on our ability to decrease the use of fossil fuel. The B.C. carbon tax is under review by the B.C. government with the results of that review expected to be released in 2013.

•	Elimination of British Columbia Harmonized Sales Tax will negatively impact our future financial results

The Province will revert back to the previous provincial sales tax regime on April 1, 2013, and we estimate that the additional annualized cost to our business from that date onward will be approximately $11 million, based on actual 2011 expenditures.

•	Subsequent to our restructuring under the CCAA proceedings, we may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful

Our ability to service our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement that governs the New ABL Facility and the note indentures that govern the 2017 Notes and the Exit Notes restrict our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations when due. Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the 2017 Notes, the Exit Notes and the new ABL Facility.

If we cannot service our debt obligations, we will be in default and as a result, holders of the 2017 Notes and Exit Notes could declare all outstanding principal and interest to be due and payable, the lenders under the New ABL Facility could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.

•	Our degree of leverage upon completion of our restructuring under the CCAA proceedings may limit our financial and operating activities

Our historical capital requirements have been considerable and our future capital requirements could vary significantly and may be affected by general economic conditions, wood fibre supply, currency exchange rates, industry trends, performance, interest rates and many other factors that are not within our control. Subject to the limits contained in the credit agreement that governs the new ABL Facility and the note indentures that govern the 2017 Notes and the Exit Notes, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our substantial level of indebtedness has had in the past, and could have in the future, important consequences, including the following:

–	making it more difficult for us to satisfy our obligations with respect to our debt,

–	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, product developments, acquisitions or other general corporate requirements,

–	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures and other general corporate purposes,

–	increasing our vulnerability to general adverse economic and industry conditions,

–	exposing us to the risk of increased interest rates as certain of our borrowings, including the Exit Notes and borrowings under the new ABL Facility are at variable rates of interest,

–	limiting our flexibility in planning for and reacting to changes in our industry,

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	31

–	placing us at a disadvantage compared to other, less leveraged competitors, and

–	increasing our cost of borrowing.

•	We may not realize our anticipated cost savings from our cost savings initiatives

As part of our restructuring under the CCAA proceedings, we have taken steps to lower operating costs by implementing various cost savings initiatives. Certain of these initiatives included, but were not limited to, new five-year competitive labour agreements in British Columbia to help reposition the business, lower property tax rates for all three mills located in British Columbia, provincial approval of our application for funding relief on our salaried pension plan solvency deficit, disposal of surplus assets, and closure of the Snowflake recycle mill operations. Estimates of cost savings are inherently uncertain, and we may not be able to achieve all of the cost savings or expense reductions that we have projected. Our ability to successfully realize savings and the timing of any realization may be affected by factors such as the need to ensure continuity in our operations, labour and other contracts, regulations and/or statutes governing employee/employer relationships, and other factors. In addition, our implementation of certain of these initiatives has and is expected to require upfront costs. There can be no assurances provided that we will be able to successfully contain our expenses or that even if our savings are achieved that implementation or other expenses will not offset any such savings. Our estimates of the future expenditures necessary to achieve the savings we have identified may not prove accurate, and any increase in such expenditures may affect our ability to achieve our anticipated savings. If these cost-control efforts do not reduce costs in line with our expectations, our financial position, results of operations and cash flows will be negatively affected.

•	There is no established trading market for the company’s common shares

There is no established trading market for the company’s common shares nor is it known with certainty whether or when a trading market will develop. Although we have applied to list the company’s common shares on the TSX, there can be no assurance that the common shares will be accepted for listing by the TSX. Further, certain holders of common shares may also be creditors of the company and there can be no assurance that a viable trading market for the common shares will develop upon any listing on the TSX. The potential lack of liquidity for the common shares may make it more difficult for us to raise additional capital, if necessary, and it may affect the price volatility of the common shares. There can also be no assurance that a holder will be able to sell its common shares at a particular time or that the prices such holder receives when it sells will be favorable. Future trading prices of the common shares will depend on many factors, including our operating performance and financial condition.

•	The trading price for the common shares may be depressed upon listing on the TSX

The company is seeking a listing of its common shares on the TSX. Upon the listing of the common shares on the TSX, holders of common shares may seek to dispose of such securities to obtain liquidity, which could cause the initial trading prices for these securities to be depressed, particularly in light of the lack of established trading markets for these securities. Further, the possibility that the holders of common shares may determine to sell all or a large portion of their shares in a short period of time may adversely affect the market price of the common shares.

32	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

12.	SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in product prices, foreign exchange, energy, and fibre costs as described on pages 59 to 60 of our 2011 Annual Report and summarized in the following table:

(In millions of Canadian dollars, except per share amounts)	EBITDA[1]	Net Earnings from Continuing Operations[2]	Earnings per Share from Continuing Operations
Product prices [3]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$8	$6	$0.02
Newsprint	3	2	0.01
Pulp	3	2	0.01

Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	7	5	0.01

Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.00
Electricity – direct purchases	7	5	0.01

Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	3	2	0.01

Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (Bdt)	8	6	0.02

1	Refer to section 7, Non-GAAP measures.
2	Based on an expected tax rate of 25%.
3	Based on annualized sales of Q3 2012 and foreign exchange rate of US$1.01
4	Based on Q3 2012 annualized net cash flows and a movement to US$1.02 from US$1.01 and excluding our hedging program and the impact of the translation of U.S. dollar-denominated debt.
5	Based on Q3 2012 annualized consumption levels and an exchange rate of US$1.01.

13.	OUTLOOK

Economy

There were signs of recovery in the U.S. economy in the third quarter of 2012, including more optimistic employment and housing data, as well as rebounding stock prices. Economic uncertainty still remains with the sovereign debt crisis in Europe, fiscal policy in the U.S. and the strength of the Chinese economy. Looking to the fourth quarter, the global economy is expected to continue delivering moderate positive growth.

Markets

Specialty printing paper markets will be positively affected by seasonally strong demand in the fourth quarter. Producer and consumer inventories are relatively low and industry operating rates for most specialty grades, especially coated and high gloss, are expected to be quite high. Price increases that have been announced for coated grades effective October 1 are expected to be partially implemented. The restart of the Port Hawkesbury mill will add unneeded additional uncoated high gloss supply to the market. This additional capacity coupled with a seasonal weakness after the holidays will make for a challenging first quarter of 2013.

Newsprint demand is expected to decline modestly in the fourth quarter due to declining circulation, page count reductions, conservation measures by publishers and continued migration of information and advertising to the Internet. Exports are likely to remain sluggish through the end of the year. Due to the closure of the Snowflake mill and the resultant higher operating rates in the West, prices are expected to increase marginally in the West and remain flat in the East.

Demand for NBSK pulp is expected to increase slightly in the fourth quarter driven primarily by China. Prices are expected to recover from the lows they reached in the third quarter. Further price appreciation is dependent on global demand and supply dynamics and growth in Chinese consumption.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS	33

Operations

Price pressure is expected to ease for some commodity inputs in the fourth quarter, including fibre and some chemicals. We expect maintenance costs to increase in Q4 compared to Q3 as we have scheduled maintenance outages for a boiler at Powell and Alberni as well as a scheduled outage on one line at our pulp mill and a recovery boiler in Q4 compared to two boiler outages for the company in Q3.

The Crofton No. 1 paper machine will continue to be indefinitely curtailed in Q4.

Capital spending in 2012 is forecasted to be approximately $25.0 million. Capital projects that qualified for funding through the utilization of the Green Transformation Program are complete and are expected to result in annual EBITDA of $5.0 million in 2012.

Liquidity, Debt Maturities and Covenants

We currently do not anticipate any significant use of cash in Q4 other than for our operations, interest payments on our 2017 Notes and Exit Notes for the stub period from September 13, 2012 to October 31, 2012, and pension plan funding. On exit from CCAA, the company expects to improve terms with our suppliers which will improve liquidity. Funding relief in respect of the solvency deficit under the company sponsored defined benefit pension plan was approved by the provincial government regulation in late June. We expect annual savings of $7 million will go into effect in the fourth quarter of 2012 with a lower quarterly payment being made in January 2013.

2012 Key Objectives

We remain focused on reducing our cost base, conserving cash, and improving our product mix. Our progress to-date on our key priorities for 2012 is provided in section 1, Overview and highlights, and these remain the main focus moving forward.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A summary of our regulatory requirements for the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 62 of our 2011 Annual Report. Based on an evaluation of the design and operation of the company’s disclosure controls and procedures conducted under the supervision and with the participation of management, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures (as defined in Canada under National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), were effective as at December 31, 2011.

We did not make any significant changes in internal controls over financial reporting during the most recent three and nine month periods ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management has limited the scope of the design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Powell River Energy Inc., a variable interest entity in which we are the primary beneficiary.

The company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors. The Board of Directors has read and approved this MD&A.

34	CATALYST PAPER 2012 THIRD QUARTER REPORT │ MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED BALANCE SHEETS

	Successor	Predecessor
	September 30,	December 31,
(In millions of Canadian dollars)	2012	2011
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$12.2	$25.1
Restricted cash (note 8)	3.7	–
Accounts receivable (note 9)	140.8	134.9
Inventories (note 10)	131.5	146.9
Prepaids and other (note 11)	13.0	20.0
Assets held for sale (note 7)	56.2	–
	357.4	326.9
Property, plant and equipment (note 12)	614.1	386.3
Goodwill (note13)	56.7	–
Other assets (note 14)	11.9	24.4
	$1,040.1	$737.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 15)	$97.5	$174.5
Current portion of long-term debt (note 16)	6.7	466.8
Liabilities associated with assets held for sale (note 7)	14.8	–
	119.0	641.3
Long-term debt (note 16)	458.9	375.5
Employee future benefits (note 17)	300.4	305.7
Other long-term obligations	9.0	19.2
Deferred income tax liabilities (note 21)	–	3.6
Deferred credits	–	9.6
	887.3	1,354.9

Equity (Deficiency)
Shareholders’ equity (deficiency)
Common stock: no par value; unlimited shares authorized; issued and outstanding: 14,400,000 shares (December 31, 2011 – 381,900,450 shares)	144.9	1,035.2
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Additional paid-in capital	–	16.6
Deficit	–	(1,556.0)
Accumulated other comprehensive loss (note 18)	–	(89.4)
	144.9	(593.6)
Non-controlling interest (deficit) (note 6)	7.9	(23.7)
	152.8	(617.3)
	$1,040.1	$737.6

Contingent liabilities (note 25)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Kevin J. Clarke	Walter Jones
Director	Director

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	35

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Predecessor
	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	2012	2011	2012	2011

Sales	$265.7	$292.2	$797.7	$807.5

Operating expenses
Cost of sales, excluding depreciation and amortization	243.6	252.6	718.0	722.8
Depreciation and amortization	7.9	25.5	23.4	74.6
Selling, general and administrative	8.1	9.4	26.2	28.8
Restructuring (note 19)	0.2	–	5.3	–
Impairment (recovery) and other closure costs	–	(0.8)	–	(1.1)
	259.8	286.7	772.9	825.1

Operating earnings (loss)	5.9	5.5	24.8	(17.6)
Interest expense, net	(16.3)	(18.9)	(60.3)	(54.8)
Foreign exchange gain (loss) on long-term debt	25.2	(41.0)	24.0	(23.7)
Other income (expense) (note 20)	(8.2)	5.7	(2.6)	2.8

Income (loss) before reorganization items and income taxes	6.6	(48.7)	(14.1)	(93.3)
Reorganization items, net (note 5)	685.3	–	666.9	–

Income (loss) before income taxes	691.9	(48.7)	652.8	(93.3)
Income tax recovery (note 21)	(1.6)	(1.3)	(1.1)	(7.9)

Earnings (loss) from continuing operations	693.5	(47.4)	653.9	(85.4)

Loss from discontinued operations net of tax (note 7)	(5.1)	(158.3)	(3.6)	(180.9)

Net earnings (loss)	688.4	(205.7)	650.3	(266.3)
Net (income) loss attributable to non-controlling (interest) deficit (note 6)	(32.7)	–	(31.9)	0.3

Net earnings (loss) attributable to the company	$655.7	$(205.7)	$618.4	$(266.0)

Basic and diluted net earnings (loss) per share from continuing operations attributable to the company’s common shareholders (in dollars)	$1.73	$(0.12)	$1.63	$(0.22)
Basic and diluted net loss per share from discontinued operations attributable to the company’s common shareholders (in dollars)	(0.01)	(0.41)	(0.01)	(0.47)
Weighted average number of company common shares outstanding (in millions)	381.9	381.9	381.9	381.8

The accompanying notes are an integral part of the consolidated financial statements.

36	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Predecessor
	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars)	2012	2011	2012	2011

Net earnings (loss)	$688.4	$(205.7)	$650.3	$(266.3)

Other comprehensive income (loss), net of tax (expense) recovery:

Employee future benefits liability adjustment
Gross amount	(32.0)	–	(32.0)	–
Tax (expense) recovery	–	–	–	–
Net amount	(32.0)	–	(32.0)	–

Reclassification of amortization of employee future benefits
Gross amount	1.3	0.6	3.9	1.6
Tax (expense) recovery	(0.3)	(0.2)	(0.9)	(0.4)
Net amount	1.0	0.4	3.0	1.2

Reclassification of net gain on cash flow revenue hedges
Gross amount	–	(0.2)	–	(1.4)
Tax (expense) recovery	–	0.1	–	0.4
Net amount	–	(0.1)	–	(1.0)

Other comprehensive income (loss) from continuing operations, net of taxes	(31.0)	0.3	(29.0)	0.2

Employee future benefits liability adjustment
Gross amount	0.3	–	0.3	–
Tax (expense) recovery	–	–	–	–
Net amount	0.3	–	0.3	–

Reclassification of amortization of employee future benefits
Gross amount	–	–	–	0.2
Tax (expense) recovery	–	–	–	(0.1)
Net amount	–	–	–	0.1

Foreign currency translation adjustments, net of related hedging activities
Gross amount	4.4	(0.8)	4.0	(1.9)
Tax (expense) recovery	–	0.9	–	0.5
Net amount	4.4	0.1	4.0	(1.4)

Other comprehensive income (loss) from discontinued operations, net of taxes	4.7	0.1	4.3	(1.3)

Total comprehensive income (loss)	662.1	(205.3)	625.6	(267.4)

Comprehensive (income) loss attributable to non-controlling (interest) deficit:
Net (earnings) loss	(32.7)	–	(31.9)	0.3

Comprehensive (income) loss attributable to non-controlling (interest) deficit	(32.7)	–	(31.9)	0.3

Comprehensive earnings (loss) attributable to the company	$629.4	$(205.3)	$593.7	$(267.1)

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	37

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)

	Equity (deficiency) attributable to the Company
	Common stock
(In millions of Canadian dollars)	Number of shares	$	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Non- controlling interest (deficit)	Total

Balance as at December 31, 2010 (predecessor)	381,753,490	$1,035.0	$16.6	$(582.0)	$(46.1)	$(20.1)	$403.4
Common shares issued	146,960	0.2	(0.2)	–	–	–	–
Stock option compensation expense	–	–	0.2	–	–	–	0.2
Net loss	–	–	–	(974.0)	–	(2.6)	(976.6)
Distributions to non-controlling interest	–	–	–	–	–	(1.0)	(1.0)
Other comprehensive loss, net of tax	–	–	–	–	(43.3)	–	(43.3)

Balance as at December 31, 2011 (predecessor)	381,900,450	$1,035.2	$16.6	$(1,556.0)	$(89.4)	$(23.7)	$(617.3)
Stock option compensation expense	–	–	0.1	–	–	–	0.1
Net earnings (loss)	–	–	–	618.4	–	31.9	650.3
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive loss, net of tax	–	–	–	–	(24.7)	–	(24.7)
Common shares issued	14,400,000	144.9	–	–	–	–	144.9
Cancellation of Predecessor equity (deficiency) (note 5)	(381,900,450)	(1,035.2)	(16.7)	937.6	114.1	–	(0.2)

Balance as at September 30, 2012 (successor) (unaudited)	14,400,000	$144.9	$–	$–	$–	$7.9	$152.8

The accompanying notes are an integral part of the consolidated financial statements.

38	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Predecessor
	Three months ended September 30,		Nine months ended September 30,
(Unaudited and in millions of Canadian dollars)	2012	2011	2012	2011

Cash flows provided (used) by:

Operations
Net earnings (loss)	$688.4	$(205.7)	$650.3	$(266.3)
Items not requiring (providing) cash
Depreciation and amortization	7.9	27.8	23.4	81.6
Impairment and other closure costs	3.3	150.6	3.3	150.3
Deferred income taxes	–	(0.5)	(0.7)	(6.9)
Foreign exchange (gain) loss on long-term debt	(25.2)	41.0	(24.0)	23.7
Non-cash reorganization items	(700.8)	–	(707.4)	–
Non-cash interest on compromised notes	11.4	–	48.4	–
Employee future benefits, expense under cash contributions	(2.3)	(1.3)	(8.4)	(3.6)
Decrease in other long-term obligations	–	(1.6)	–	(2.9)
(Gain) loss on disposal of property, plant and equipment	0.4	(0.2)	(6.7)	(0.1)
Other	1.1	(4.4)	2.6	(6.0)
Changes in non-cash working capital
Accounts receivable	0.7	(37.5)	(22.9)	(35.4)
Inventories	3.8	1.7	8.7	(12.6)
Prepaids and other	0.4	(0.3)	(0.5)	3.1
Accounts payable and accrued liabilities	(10.2)	(8.4)	(10.1)	7.6
Cash flows used by operations	(21.1)	(38.8)	(44.0)	(67.5)

Investing
Additions to property, plant and equipment	(7.3)	(5.6)	(12.2)	(13.5)
Proceeds from sale of property, plant and equipment	3.6	0.7	11.5	0.8
Decrease (increase) in restricted cash	2.6	–	(6.4)	–
Decrease in other assets	0.5	–	3.7	–
Cash flows used by investing activities	(0.6)	(4.9)	(3.4)	(12.7)

Financing
Increase in revolving loan	64.0	31.5	16.0	31.5
Increase in senior notes	33.1		33.1
Decrease in DIP Financing	(70.6)	–	–	–
Redemption of senior notes	–	–	–	(25.8)
Deferred financing costs	(9.3)	0.1	(9.3)	(2.4)
DIP financing costs	(0.1)	–	(3.8)	–
Decrease in other long-term debt	(0.4)	(0.3)	(0.9)	(0.7)
Share issue costs	(0.2)		(0.2)
Cash flows provided by financing activities	$16.5	$31.3	$34.9	$2.6

Cash and cash equivalents, decrease in the period	(5.2)	(12.4)	(12.5)	(77.6)

Cash and cash equivalents, beginning of the period	17.8	30.2	25.1	95.4

Cash and cash equivalents, end of the period	$12.6	$17.8	$12.6	$17.8

Supplemental disclosures:
Income taxes paid (recovered)	$(0.2)	$(0.5)	$(0.2)	$(0.1)
Net interest paid	4.7	19.0	11.7	54.2
Cash and cash equivalents included in assets held for sale	0.4	–	0.4	–

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	39

CONSOLIDATED BUSINESS SEGMENTS

(Unaudited and in millions of Canadian dollars)

Three months ended September 30, 2012 (predecessor)	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$171.2	$45.6	$48.9	$–	$265.7
Inter-segment sales	–	–	7.5	(7.5)	–
Depreciation and amortization	6.4	0.9	0.6	–	7.9
Operating earnings (loss)	8.5	3.1	(5.7)	–	5.9
Additions to property, plant and equipment	5.9	1.0	0.4	–	7.3

Three months ended September 30, 2011 (predecessor)
Sales to external customers	$180.3	$36.5	$75.4	$–	$292.2
Inter-segment sales	–	–	9.8	(9.8)	–
Depreciation and amortization	19.4	2.0	4.1	–	25.5
Impairment (recovery) and other closure costs	(0.2)	(0.6)	–	–	(0.8)
Operating earnings (loss)	(6.9)	1.3	11.1	–	5.5
Additions to property, plant and equipment	2.9	1.1	1.6	–	5.6

Nine months ended September 30, 2012 (predecessor)	Specialty Printing Papers	Newsprint	Pulp	Corporate Adjustments	Total
Sales to external customers	$503.8	$134.1	$159.8	$–	$797.7
Inter-segment sales	–	–	22.5	(22.5)	–
Depreciation and amortization	18.9	2.7	1.8	–	23.4
Operating earnings (loss)	19.3	11.7	(6.2)	–	24.8
Additions to property, plant and equipment	9.2	1.2	1.8	–	12.2

Nine months ended September 30, 2011 (predecessor)
Sales to external customers	$496.7	$108.9	$201.9	$–	$807.5
Inter-segment sales	–	–	28.6	(28.6)	–
Depreciation and amortization	56.3	6.9	11.4	–	74.6
Impairment (recovery) and other closure costs	(0.4)	(0.7)	–	–	(1.1)
Operating earnings (loss)	(42.4)	2.1	22.7	–	(17.6)
Additions to property, plant and equipment	7.0	4.6	1.9	–	13.5

The accompanying notes are an integral part of the consolidated financial statements.

40	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

1.	Basis of presentation AND GOING CONCERN

Basis of Presentation

The consolidated financial statements include the accounts of Catalyst Paper Corporation and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships (collectively, the company). In addition, the consolidated financial statements include the accounts of the company's joint venture, Powell River Energy Inc. (PREI), a variable interest entity (VIE). All inter-company transactions and amounts have been eliminated on consolidation.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). On January 31, 2012, the company entered creditor protection proceedings, and adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 852, Reorganizations. On September 13, 2012, the company exited from creditor protection and as discussed below, the company applied fresh start accounting as of September 30, 2012.

These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements and, therefore, should be read in conjunction with the December 31, 2011, audited consolidated financial statements and the notes thereto. In the opinion of the company, the unaudited interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included. The results for the periods included herein may not be indicative of the results for the entire year.

Emergence from Creditor Protection Proceedings

Catalyst Paper Corporation and all of its subsidiaries and partnership successfully emerged from creditor protection proceedings under the Companies’ Creditors Arrangement Act (CCAA) and Chapter 15 of Title 11 of the US Bankruptcy Code on September 13, 2012 (emergence date). The company met all of the conditions to implement the second amended plan of arrangement (Amended Plan) on the emergence date by securing exit financing consisting of a new asset-based loan facility (ABL Facility) and new floating rate senior secured notes. For additional information on the company’s emergence from creditor protection proceedings, see note 2, Creditor protection proceedings.

In accordance with FASB ASC 852, fresh start accounting was required upon the company’s emergence from the creditor protection proceedings because:

-	The reorganization value of the assets of the Predecessor company (defined below) immediately prior to the approval of the Amended Plan was less than the total of all post-petition liabilities and allowed claims, and

-	The holders of the Predecessor company’s existing voting shares immediately prior to the approval of the Amended Plan received less than 50% of the voting shares of the common stock of the Successor company (defined below).

FASB ASC 852 requires that fresh start accounting be applied on the latter of the date of approval of the plan of arrangement, or the date that all material conditions to implement the plan are met. The company’s application date for fresh start accounting was September 13, 2012, when exit financing was secured. However, the company elected to apply fresh start accounting effective September 30, 2012, to coincide with the timing of the third quarter close. The company evaluated events, transactions, and fluctuations in product prices, exchange rates and inflation rates between September 13, 2012, and September 30, 2012, and concluded that the use of an accounting convenience date of September 30, 2012 (convenience date) did not have a material impact on the company’s financial position, results of operations and cash flows. The application of fresh start accounting was therefore reflected in the company’s consolidated balance sheet as of September 30, 2012, and related fresh start accounting adjustments were included in the company’s consolidated statements of earnings (loss) for the three and nine months ended September 30, 2012.

42	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

The implementation of the Amended Plan and the application of fresh start accounting materially changed the carrying amounts and classifications reported in the company’s financial statements, and resulted in the company effectively becoming a new entity for financial reporting purposes. Accordingly, the company’s consolidated financial statements for periods prior to September 30, 2012, are not comparable to the company’s unaudited interim consolidated financial statements as of September 30, 2012, or to consolidated financial statements prepared for periods subsequent to September 30, 2012. References to Successor or Successor company refer to the company on or after September 30, 2012, and references to Predecessor or Predecessor company refer to the company prior to September 30, 2012. Additionally, references to periods on or after September 30, 2012, refer to the Successor, and references to periods prior to September 30, 2012, refer to the Predecessor.

Going Concern Basis

The company’s unaudited interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The creditor protection proceedings raised substantial doubt about the company’s ability to continue as a going concern. During these proceedings, the company’s ability to continue as a going concern was dependent on obtaining creditor and Court approval of a plan of arrangement, successful implementation of the plan of arrangement that would improve profitability, reduce the company’s debt burden and improve liquidity, and securing exit financing to replace the debtor in possession financing available to the company during the creditor protection proceedings. Management believes that the implementation of the Amended Plan and the company’s emergence from creditor protection proceedings have resolved the substantial doubt regarding the appropriateness of the going concern basis of accounting.

2.	CREDITOR PROTECTION PROCEEDINGS

Emergence from creditor protection proceedings

As discussed in note 1, Basis of presentation and going concern, the Amended Plan became effective on September 13, 2012, and the company emerged from creditor protection proceedings. As part of the reorganization, the company entered into a new ABL Facility and issued new floating rate senior secured notes. The Amended Plan was approved by the company’s creditors on June 25, 2012, with 99% of secured and unsecured creditors approving the plan. The Supreme Court of British Columbia (the Court) sanctioned the Amended Plan on June 28, 2012, and the U.S. Court in Delaware confirmed the plan under the Chapter 15 process in a confirmation hearing on July 27, 2012.

Upon implementation of the Amended Plan, the company was reorganized through the consummation of several transactions pursuant to which, among other things:

▪	The company’s operations were continued in substantially the same form.

▪	Holders of the Predecessor company’s 11% senior secured notes due 2016 (2016 Notes) exchanged their US$390.4 million aggregate principal amount plus accrued and unpaid interest for:

-	US$250.0 million aggregate principal amount of senior secured notes due in 2017 that bear interest, at the option of the company, at a rate of 11% per annum in cash or 13% per annum payable 7.5% cash and 5.5% payment-in-kind (PIK); and

-	14.4 million new common shares, being approximately 100% of the company’s issued and outstanding common shares, subject to dilution for (i) the issuance of common shares to unsecured creditors who made an equity election pursuant to the terms of the Amended Plan, and (ii) a new management incentive plan.

▪	Holders of the Predecessor company’s 7.375% notes due 2014 (2014 Notes) exchanged their US$250.0 million aggregate principal plus accrued and unpaid interest for:

-	their pro rata share (calculated by reference to the aggregate amount of all claims of unsecured creditors allowed under the Amended Plan) of 50% of the net proceeds following the sale of Catalyst Paper’s interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI Proceeds Pool), or

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

-	if an equity election were made, their pro rata share of 600,000 new common shares (the Unsecured Creditor Share Pool).

▪	General creditors exchanged their general unsecured claims for:

-	their pro rata share of the PREI Proceeds Pool; or

-	if an equity election were made, their pro rata share of the Unsecured Creditor Share Pool; or

-	if a general unsecured claim were equal to or less than $10,000, or if a valid cash election were made, and such creditor elected to reduce their claim to $10,000, cash in an amount equal to 50% of the creditor’s allowed claim (Cash Convenience Pool).

▪	All common shares and stock options of the Predecessor company outstanding prior to the reorganization were cancelled for no consideration and holders of such common shares did not receive any distribution under the Amended Plan.

Exit Financing

On September 13, 2012, the company entered into a new ABL Facility and issued new floating rate senior secured notes. The $175.0 million ABL Facility, which was a pre-condition for the company to implement the Amended Plan and exit from creditor protection, matures on the earlier of July 31, 2017, and 90 days prior to maturity of any significant debt. The floating rate senior secured notes, which mature on September 13, 2016, were issued for US$35 million.

The terms and covenants of the ABL Facility and the floating rate senior secured notes are disclosed in note 16, Long-term debt.

3.	Segmented information

Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the company) is a significant specialty mechanical printing papers and newsprint producer in North America. The company operates in three business segments:

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers

Newsprint	– Manufacture and sale of newsprint

Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (NBSK) pulp

The company owns and operates three manufacturing facilities located in the province of British Columbia (B.C.), Canada. On July 30, 2012, the company announced the permanent closure of its Snowflake recycle mill, located in northeastern Arizona, which produced 100% recycled-content paper. The mill ceased production on September 30, 2012.

The primary market for the company’s paper products is North America. The primary markets for the company’s pulp products are China.

4.	SIGNIFICANT ACCOUNTING POLICIES

Assets Held For Sale and Discontinued Operations

Assets and liabilities that meet the held-for-sale criteria are reported separately from continuing operations in the consolidated balance sheet. Assets held for sale and liabilities associated with assets held for sale are reported separately under current assets and current liabilities, and are not offset and reported as a single amount in the consolidated balance sheet. Assets and liabilities are classified prospectively in the consolidated balance sheet as held for sale.

44	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

The results of discontinued operations, net of tax, are presented separately from the results of continuing operations in the consolidated statements of earnings (loss). Per share information and changes to other comprehensive income (loss) related to discontinued operations are presented separately from continuing operations. Cash flows from discontinued operations are not presented separately from cash flows from continuing operations in the consolidated statements of cash flows. All comparative periods are restated in the period that a component is classified as a discontinued operation.

Goodwill

Goodwill is measured at the amount that the company’s preliminary enterprise value exceeded the fair value of its identified assets and liabilities on the convenience date of September 30, 2012, that fresh start accounting was applied. Goodwill will not be amortized in subsequent periods, but will be tested for impairment using a two-step impairment test at the reporting unit level. A company may first assess certain prescribed qualitative factors to determine whether it is necessary to perform the two-step goodwill impairment test.

Use of Estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosures. As discussed in note 5, Creditor protection proceedings related disclosures, the company determined a preliminary enterprise value for the Successor company with the assistance of an independent financial advisor.

The preliminary enterprise value that was established as of the valuation date of September 30, 2012 incorporated numerous major assumptions including, but not limited to, the following:

▪	management’s best estimate of future operating performance as of the valuation date,

▪	internal forecasts and external forecasts based on published reports of future exchange rates and product prices,

▪	a discount rate of 15% based on the estimated blended rate of return required by debt and equity investors of the company,

▪	the corporate income tax rate of approximately 25% represents an appropriate rate to apply to future earnings of the company, based on current and projected federal and provincial tax rates,

▪	a capital cost allowance (CCA) rate of 20% represents an appropriate depreciation rate to apply to capital assets in future periods,

Amendment to any of these assumptions could materially impact the preliminary enterprise value and equity value established under fresh start accounting as of September 30, 2012.

Recently Implemented Accounting Changes

There were no recent amendments by the FASB to the Accounting Standards Codification that materially impacted the company’s consolidated financial statements or disclosures.

In accordance with FASB ASC 852, Reorganizations, fresh start accounting was applied as of the convenience date of September 30, 2012. See note 5, Creditor protection proceedings related disclosures for a discussion of fresh start accounting.

Changes in Future Accounting Standards

There were no new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

5.	CredItOr Protection Proceedings RelateD Disclosures

Fresh start accounting

As discussed in note 4, Significant accounting policies, the company applied fresh start accounting as of September 30, 2012, pursuant to which the reorganization value derived from the preliminary enterprise value established for the company was assigned to the company’s assets and liabilities, which requires recording assets and liabilities at fair value in conformity with the procedures specified in ASC 805, Business Combinations. Deferred income taxes and pension and other post-employment benefits (OPEB) projected benefit obligations are excluded from this requirement. In accordance with fresh start accounting, the Predecessor company’s common shares, additional paid-in-capital, deficit and accumulated other comprehensive loss were eliminated. Accumulated depreciation on property, plant and equipment was eliminated and estimated remaining useful lives were updated.

Enterprise valuation

We engaged an independent financial advisor to assist us in the determination of the enterprise value of the Successor company. The preliminary enterprise value was estimated using three valuation methods: (i) discounted cash flow analysis (DCF), (ii) comparable company analysis, and (iii) precedent transactions analysis. The preliminary enterprise value was determined primarily based on the DCF analysis.

The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. The company’s discount rate, defined as the blended rate of return required by debt and equity investors of the Successor company, was estimated to be 15%. A one percent change in the discount rate has an impact of approximately $40.0 million on the equity value of the company. Expected future cash flows were based on unlevered after-tax free cash flows, a five-year projection period, and an estimated value beyond the projection period known as a terminal value. Cash flow projections incorporated various assumptions, including future product sales prices and foreign exchange assumptions based on independent, published market forecasts, future cost trends based on the company’s operating history and realization of the cost reductions negotiated while in creditor protection. The preliminary enterprise value of the company calculated using the DCF analysis was $392.9 million.

The comparable company analysis estimates the value of the company based on a relative comparison with other publicly traded companies with similar operating and financial characteristics. Under this valuation methodology, the enterprise values of these publicly traded companies, calculated as the aggregate market value of their publicly traded equity securities plus the aggregate amount of net debt outstanding, are expressed as multiples of various measures of the respective company’s operating earnings such as EBITDA. These multiples are then applied to the company’s actual and projected operating results, after adjusting for differences in, among other things, product offerings, markets, size, risk profile, profitability, leverage and operating margins. The company’s implied multiple was estimated to be 4.9 X 2013 projected EBITDA.

The precedent transactions analysis estimates the value of the company based on a relative comparison with companies that were recent targets of merger and acquisition transactions. Under this valuation methodology, the purchase prices paid for these companies are expressed as multiples of various measures of the respective company’s operating earnings such as EBITDA. These multiples are then applied to the company’s actual and projected operating results, after adjusting for unique value considerations incorporated in purchase prices, as well as differences in, among other things, product offerings, markets, size, risk profile, profitability, leverage and operating margins. No recent precedent transactions were identified that were comparable on a relative basis to the company and, therefore, an implied multiple could not be estimated for the company in accordance with this valuation method.

In addition, certain of the company’s non-operating assets were valued separately as follows: (i) tax attributes were valued based on a DCF analysis of the projected tax savings that will arise from the use of the company’s available post-emergence attributes, and (ii) assets marketed to be sold prior to emergence from creditor protection were valued based on the present value of estimated gross sales proceeds minus estimated sales costs. Income taxes in the DCF analysis were estimated based on the projected statutory tax rates in Canada and the United States during the forecasting period of 2012 to 2017.

46	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

Allocation of reorganization value to assets and liabilities

The reorganization value derived from the company’s preliminary enterprise value was assigned to assets and liabilities in accordance with the acquisition method of accounting for business combinations, which requires recording assets and liabilities other than deferred income taxes and pension and OPEB projected benefit obligations at fair value. The amount of deferred income taxes for the Successor company was determined in accordance with FASB ASC 740. See note 21, Income taxes, for additional information. The amount of pension and OPEB projected benefit obligations was determined in accordance with FASB ASC 715, which required that the actuarial present value of the company’s defined benefit pension and post-retirement benefit plan assets and benefit obligations be determined based on certain assumptions (see note 17, Employee future benefits).

Fair value estimates were based on the following approaches:

▪	Inventories: Fair value of finished goods inventories was based on estimated selling prices less selling costs, shipping costs and profit allowance. The fair values of raw materials and work in process inventories were estimated to approximate their carrying values. The fair value of mill stores and other supplies inventories was based on replacement cost for high-turnover items and on replacement cost less economic obsolescence for low-turnover items.

▪	Fixed assets: Fair value of construction in progress was estimated to approximate carrying value. The fair value of land was based on the most recent property tax assessments. The fair value of other fixed assets was based on the cost valuation method and the income valuation method. The cost valuation method estimates fair value based on the estimated replacement cost of an asset, adjusted for various factors including physical deterioration, technological obsolescence, economic life, and significant maintenance or betterment projects expected in the foreseeable future. The income valuation method estimates fair value based on a DCF analysis, which incorporates various assumptions including future product sales prices and foreign exchange assumptions based on independent, published market forecasts, future cost trends based on the company’s operating history, and realization of the cost reductions negotiated while in creditor protection.

▪	Assets and liabilities held for sale: The fair value of assets held for sale and liabilities associated with assets held for sale were estimated based on the present value of expected sales price less cost to sell.

▪	All other assets and liabilities were recorded at the Predecessor company’s carrying values, after adjustments resulting from the implementation of the Amended Plan.

▪	Goodwill: Calculated as the amount by which the preliminary enterprise value of the Successor company exceeded the fair value of identified assets and liabilities.

Reorganized consolidated balance sheet

The effects of the implementation of the Amended Plan and the application of fresh start accounting on the company’s consolidated balance sheet as of September 30, 2012, are presented in the reorganized consolidated balance sheet below.

The adjustments set forth in the column labeled Plan of arrangement adjustments reflects the impact of implementing the Amended Plan including, among other things, the discharge and settlement of liabilities subject to compromise based on claims allowed by the Courts, the issuance of Successor company common stock to holders of allowed claims in satisfaction of such claims, and the incurrence of new indebtedness related to secured notes issued to holders of the Predecessor company’s secured pre-petition debt and related to the company’s exit financing.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

The adjustments set forth in the column labeled Fresh start accounting adjustments reflect, among other things, adjustments to the carrying values of the company’s assets and liabilities to reflect their fair values, and the elimination of common stock, additional paid-in-capital, deficit and accumulated other comprehensive loss as a result of the application of fresh start accounting.

		Plan of	Fresh Start
		Arrangement	Accounting
(In millions of Canadian dollars)	Predecessor	Adjustments	Adjustments	Successor
Assets
Current assets
Cash and cash equivalents	$22.7	$(10.5)[1]	$–	$12.2
Restricted cash	9.8	(6.1)[1]	–	3.7
Accounts receivable	144.8	(4.0)[4]	–	140.8
Inventories	131.5	–	–	131.5
Prepaids and other	20.1	–	(7.1)[7]	13.0
Assets held for sale	44.2	–	12.07	56.2
	373.1	(20.6)	4.9	357.4
Property, plant and equipment	356.7	–	257.47	614.1
Goodwill	–	–	56.77	56.7
Deferred income tax assets	2.5	–	(2.5)[7]	–
Other assets	2.6	9.3	–	11.9
	$734.9	$(11.3)	$316.5	$1,040.1
Liabilities
Liabilities not subject to compromise
Current liabilities
Accounts payable and accrued liabilities	$85.3	$12.22	$–	$97.5
Current portion of long-term debt	6.7	–	–	6.7
Liabilities associated with assets held for sale	16.6	0.52	(2.3)[7]	14.8
	108.6	12.7	(2.3)	119.0
Long-term debt	215.4	243.53	–	458.9
Employee future benefits	300.4	–	–	300.4
Other long-term obligations	9.0	–	–	9.0
Deferred credits	9.6		(9.6)[7]	–
Total liabilities not subject to compromise	643.0	256.2	(11.9)	887.3
Liabilities subject to compromise	875.5	(875.5)[4]	–	–
Total liabilities	1,518.5	(619.3)	(11.9)	887.3
Deficiency
Shareholders’ deficiency
Predecessor common stock	1,035.2	–	(1,035.2)[8]	–
Successor common stock	–	144.95	–	144.9
Additional paid-in capital	16.7	–	(16.7)[8]	–
Deficit	(1,688.1)	463.16	1,225.08	–
Accumulated other comprehensive loss	(114.1)	–	114.18	–
	(750.3)	608.0	287.2	144.9
Non-controlling interest (deficit)	(33.3)	–	41.2	7.9
	(783.6)	608.0	328.47	152.8
	$734.9	$(11.3)	$316.5	$1,040.1

48	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

Plan of Arrangement Adjustments

1	Implementation of the Amended Plan resulted in the following cash impact:

(In millions of Canadian dollars)
Proceeds from implementation of the Amended Plan:
Release of restricted cash	$6.1
Borrowing under the ABL Facility	64.0
Issuance of floating rate senior secured notes	33.4
Payments related to implementation of the Amended Plan
Repayment of DIP Credit Facility, including exit fee of $6.9 million	(104.5)
Payment of issuance costs related to new debt	(9.3)
Other	(0.2)
$(10.5)

2	Reflects the estimated Cash Convenience Pool and PREI Proceeds Pool (see note 2, Creditor protection proceedings) payable to the company’s general creditors and the holders of the Predecessor company’s 2014 Notes as full settlement of their allowed claims under the creditor protection proceedings. Actual proceeds from the future sale of the company’s interest in PREI may differ significantly from the company’s estimate.

3	Reflects (i) the issuance of US$250.0 million senior secured notes due in 2017 to the holders of the Predecessor company’s 2016 Notes as partial settlement of their allowed claims under the creditor protection proceedings, (ii) the amount withdrawn on the company’s ABL Facility, (iii) the issuance of US$35 million floating rate senior secured notes, and (iv) repayment of the withdrawn amount on the DIP Credit Facility that was cancelled on exit from the creditor protection proceedings (see note 2, Creditor protection proceedings).

4	The settlement or extinguishment of all remaining liabilities subject to compromise pursuant to the Amended Plan is summarized below:

(In millions of Canadian dollars)
Unsecured pre-petition debt	$243.9
Secured pre-petition debt	380.9
Accrued interest on unsecured pre-petition debt	18.9
Accrued interest on secured pre-petition debt	59.5
Accounts payable and accrued liabilities, excluding accrued interest	33.8
Pension and other post-retirement projected benefit obligations	24.8
Labour union claim *	91.8
Rejected leases and contracts	21.9
Total liabilities subject to compromise of the Predecessor company	875.5
Issuance of Successor company common stock **	(144.9)
Issuance of new senior secured notes	(243.8)
Estimated Cash Convenience Pool payable	(0.9)
Estimated PREI Proceeds Pool payable	(11.7)
Elimination of sales tax receivable related to compromised accounts payable	(4.0)
Gain on extinguishment of liabilities subject to compromise ***	$470.2

*	The labour unions at the company’s Canadian mills submitted unsecured claims with respect to the June 25, 2012, creditor vote on the Amended Plan. These claims were based on the estimated present value of the five-year wage and benefit reductions agreed to in the new labour agreements that went into effect on May 1, 2012. These claims, which were under dispute at the time of the approval of the Amended Plan, were subsequently allowed by the Court.
**	On September 30, 2012, the company had 14.4 million common shares outstanding. These common shares were issued to its secured bondholders. The company held a total of 0.6 million common shares in reserve for the benefit of holders of allowed unsecured creditor claims that will be distributed as these claims get settled. The total number of common shares issued and outstanding will be determined after settlement of remaining claims subsequent to September 30, 2012.
***	Includes gain related to discontinued operations of $4.8 million. See note 7, Assets held for sale and discontinued operations.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

5	Reflects the issuance of common stock of the Successor Company, which has an equity value of $144.9 million determined as follows:

(In millions of Canadian dollars)
Preliminary enterprise value	$392.9
Plus:
Net redundant assets	117.3
Less:
Interest bearing debt	(351.8)
Other adjustments	(13.5)
Equity value of the Successor company	$144.9

6	Reflects the following items, all of which were included in Reorganization items, net in our consolidated statements of earnings (loss):

(In millions of Canadian dollars)
Gain on extinguishment of liabilities subject to compromise	$470.2
Professional fees *	(6.9)
Other	(0.2)
Gain due to plan of arrangement adjustments **	$463.1
*	Represents professional fees that were contractually due to certain professionals as “success” fees upon the company’s emergence from the creditor protection proceedings and were recorded as part of the effects of implementing the plan of arrangement.
**	Includes gain related to discontinued operations of $7.1 million. See note 7, Assets held for sale and discontinued operations.

Fresh Start Accounting Adjustments

7	Reflects the following adjustments to the carrying value of asset and liabilities to reflect their estimated values based on the respective valuation methods discussed previously:

(In millions of Canadian dollars)
Prepaids and other	$(7.1)
Property, plant and equipment	257.4
Assets held for sale	12.0
Goodwill	56.7
Deferred income tax assets	(2.5)
Liabilities associated with assets held for sale	2.3
Deferred credits	9.6
Gain due to fresh start accounting adjustments	$328.4

The following table summarizes the reconciliation of the enterprise equity value to the reorganization value, and the allocation of the reorganization value to the assets and liabilities of the Successor company based on their estimated fair values.

(In millions of Canadian dollars)
Preliminary enterprise value of the Successor company, including net redundant assets and other adjustments	$496.7
Adjusted for:
Non-controlling deficit	7.9
Non-interest bearing liabilities	535.5
Reorganization value to be allocated to assets	1,040.1
Less amounts allocated to the value of:
Total current assets	(357.4)
Property, plant and equipment	(614.1)
Other assets	(11.9)
Reorganization value not allocated (goodwill)	$56.7

50	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

8	The net adjustments to common stock, additional paid-in-capital, deficit, and accumulated other comprehensive loss included the adjustments required to state assets and liabilities of the Successor company at fair value, which resulted in a gain of $328.4 million included in Reorganization items, net ($328.3 million) and Loss from discontinued operations net of tax ($0.1 million) in the company’s consolidated statements of earnings (loss), and the elimination of the Predecessor company’s equity accounts pursuant to fresh start accounting.

Reorganization Items, Net

Expenses (including professional fees), realized gains and losses, and provisions for losses resulting from reorganization activities are reported separately from ongoing operations of the business in the consolidated statement of earnings (loss) as Reorganization items, net. Interest expense isn’t a reorganization item.

The components of reorganization items, net on September 30, 2012, are as follows:

Reorganization items, net	Three months ended September 30, 2012	Nine months ended September 30, 2012
Professional fees ¹	$5.6	$24.7
Gain due to plan of arrangement adjustments ²	(456.0)	(456.0)
Gain due to fresh start accounting adjustments ³	(328.3)	(328.3)
DIP financing costs [4]	0.1	3.8
Acceleration of ABL financing costs [5]	–	3.3
Provision for repudiated lease contract [6]	–	7.0
Write-off of debt discount, modification and issuance costs [7]	–	(11.0)
Adjustment to pre-petition accounts payable [8]	(0.9)	(4.8)
Adjustment to other post-employment benefits	2.4	2.4
Provision for labour union claims [9]	91.8	91.8
Other	–	0.2
Reorganization items, net from continuing operations	(685.3)	(666.9)
Gain due to plan of arrangement adjustments ²	(7.1)	(7.1)
Gain due to fresh start accounting adjustments ³	(0.1)	(0.1)
Adjustment to pre-petition accounts payable	0.1	(1.9)
Provision for repudiated coal contract [6]	4.3	4.3
Reorganization items, net from discontinued operations	(2.8)	(4.8)
Total	$(688.1)	$(671.7)
1	Professional fees directly related to the creditor protection proceedings, ongoing monitoring and establishment of a reorganization plan, including legal, consulting and other professional fees.
2	See discussion under Plan of arrangement adjustments above.
3	See discussion under Fresh start accounting adjustments above.
4	DIP financing costs incurred in connection with entering into the DIP Credit Agreement, including commitment fees.
5	Pursuant to the creditor protection proceedings the company’s former ABL Facility was replaced by the DIP Credit Facility which resulted in the acceleration of the remaining deferred unamortized financing costs on the ABL Facility to the consolidated statements of earnings (loss).
6	The company repudiated on a lease contract at its paper recycling operation which was closed in 2010, resulting in a $7.0 million adjustment to the allowed claims amount. The company repudiated on a coal contract at its Snowflake mill, discontinued on September 30, 2012, which resulted in adjustments for allowed claims of $4.3 million.
7	The company’s secured and unsecured pre-petition debt balances were adjusted to the allowed claims amounts, defined as the outstanding principal plus accrued and unpaid interest, which resulted in the write-off of the unamortized discount, modification and debt issue costs on the 2014 Notes and 2016 Notes.
8	The company’s pre-petition accounts payable were adjusted to the allowed claims amount.
9	The labour unions at the company’s Canadian mills submitted unsecured claims with respect to the June 25, 2012 creditor vote on the Amended Plan. These claims were based on the estimated present value of the five-year wage and benefit reductions agreed to in the new labour agreements that went into effect on May 1, 2012. These claims, which were under dispute at the time of the approval of the Amended Plan, were subsequently allowed by the Court, resulting in a provision for $91.8 million.

Liabilities Subject to Compromise

As of September 30, 2012, the company had no liabilities subject to compromise due to its emergence from creditor protection proceedings on September 13, 2012.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

6.	Variable interest entities

The company has a 50.001% interest in PREI and consolidates 100% of it, as PREI is a VIE in which the company is the primary beneficiary. PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 83 Megawatts. The company purchases 100% of the power generated by PREI.

The company has limited access to PREI’s financial assets, which generally take the form of interest on loans, management fees and earnings distributions based on the company’s interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI.

As disclosed in note 2, Creditor protection proceedings, the company will sell its interest in PREI, and in accordance with the Amended Plan, it will distribute up to 50% of the net proceeds to its creditors.

Condensed financial information with respect to PREI is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Condensed statements of loss
Sales – affiliate [1]	$5.2	$6.0	$15.6	$17.1
Cost of sales, excluding depreciation and amortization	1.7	1.7	5.1	5.0
Depreciation and amortization	1.2	1.8	3.9	5.5
	2.9	3.5	9.0	10.5
Operating earnings	2.3	2.5	6.6	6.6
Interest expense	(2.4)	(2.2)	(7.3)	(6.7)
Interest expense – affiliate [1]	(0.8)	(0.6)	(2.5)	(1.8)
Other expense	(4.0)	–	(4.0)	–
Reorganization items, net	55.6	–	55.6	–
Income tax (expense) recovery	(12.6)	0.3	(11.9)	1.3
Net income (loss)	38.1	–	36.5	(0.6)
Other comprehensive income	–	–	0.1	–
Total comprehensive income (loss) [2]	$38.1	$–	$36.6	$(0.6)
1	Balances with Catalyst Paper Corporation.
2	50% is included in the company’s non-controlling interest (deficit) balances; non-controlling interest (deficit) restated to fair value on September 30, 2012.

	September 30, 2012	December 31, 2011
Condensed balance sheets
Current assets
Cash and cash equivalents	$6.9	$6.0
Other	3.4	3.1
Property, plant and equipment	145.9	95.5
	$156.2	$104.6
Current liabilities
Accounts payable and accrued liabilities	$8.5	$4.7
Long-term debt (note 16)	113.8	113.8
Long-term debt – affiliate [1]	20.8	20.8
Deferred income taxes	24.6	12.7
Deficit [2]	(11.5)	(47.4)
	$156.2	$104.6
1	Balances with Catalyst Paper Corporation.
2	50% is included in the company’s non-controlling deficit balances.

52	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

The company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or, if the entity is a VIE, whether the company is the primary beneficiary. The company has entered into a building lease agreement with this potential VIE whereby the company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at September 30, 2012, the principal amount of the mortgage was $3.4 million (December 31, 2011 - $4.8 million). This agreement does not increase the company’s liability beyond the obligation under the building lease.

7.	ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Closure and Announced Sales Process of Snowflake Mill

On July 30, 2012, the company announced the permanent closure of its Snowflake recycle mill operations. The mill, which is located in northeastern Arizona, was permanently shut on September 30, 2012. The decision to close the mill was driven by continued financial losses resulting from intense supply input and market pressures. The closure will result in closure costs of approximately $10 million and ongoing cash costs post-closure of approximately $0.6 million per month until the mill is sold. As of September 30, 2012, $8.7 million in closure costs were paid or accrued for, among other things, severance, environmental obligations, and inventory write-offs. On September 17, 2012, the company announced a sales process for the Snowflake mill and its associated assets in accordance with the US Court-approved sale and investor solicitation procedures (SISP). The assets for sale under the SISP process include the equipment and other assets associated with the paper mill, approximately 19,000 acres of land, and the shares of The Apache Railway Company. The Snowflake mill was a component of the company that was held for sale on September 30, 2012, and therefore, it was reported as a discontinued operation.

Other assets held for sale

The company has reached an agreement-in-principle to sell its 13.4 hectare wastewater treatment facility located at its Port Alberni mill along with 3.9 hectares of land combined with a road dedication for proceeds of $5.8 million. The company has also reached an agreement to sell its shuttered Elk Falls site, which was permanently closed in the third quarter of 2010, for proceeds of $8.6 million. The buyer has agreed to assume all environmental obligations associated with the Elk Falls site including the cost of future remediation of the landfill. The company will settle the mortgage receivable from PRSC Limited Partnership and sell its interest in PRSC Land Developments Ltd. for proceeds of approximately $3.0 million. The company continues to actively market its remaining poplar plantation land. All of these assets and associated liabilities were reported as held for sale in the consolidated balance sheet as of September 30, 2012.

A summary of major classes of assets and liabilities classified as held for sale as of September 30, 2012 is as follows:

Successor
September 30, 2012
Cash and cash equivalents	$0.4
Restricted cash	2.7
Accounts receivable	17.1
Inventories	5.4
Prepaids and other	0.5
Property, plant and equipment	25.8
Other assets	4.3
Assets held for sale	56.2
Accounts payable and accrued liabilities	14.8
Liabilities associated with assets held for sale	$14.8

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

As disclosed previously, the operations of the Snowflake mill were classified as a discontinued operation as of September 30, 2012. A breakdown of loss from discontinued operations, net of tax for the three months and nine months ended September 30, 2012, is as follows:

	Predecessor
	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Sales	$46.2	$48.1	$142.8	$134.2
Cost of sales, excluding depreciation and amortization	(44.1)	(51.5)	(142.4)	(151.3)
Depreciation and amortization	–	(2.3)	–	(7.0)
Impairment, severances and other closure costs	(8.7)	(151.4)	(8.7)	(151.4)
Interest expense	(0.1)	(0.1)	(0.1)	(0.2)
Other income (expense)	–	(0.1)	–	(4.1)
Reorganization items, net (note 5)	2.8	–	4.8	–
Income tax expense	(1.2)	(1.0)	–	(1.1)
Loss from discontinued operations, net of tax	$(5.1)	$(158.3)	$(3.6)	$(180.9)

The following table provides the components of impairment, severances and other closure costs for the three and nine months ended September 30, 2012:

	Gross Amount	Tax (expense) recovery	Net amount
Impairment
Operating and maintenance supplies and spare parts	$0.5	$–	$0.5
Raw materials	0.6	–	0.6
	1.1	–	1.1
Severances and other closure costs
Severances	3.2	–	3.2
Other closure costs	4.4	–	4.4
	$8.7	$–	$8.7

Subsequent to the closure of the Snowflake mill, the company recognized an impairment charge to reduce the book value of remaining inventory to the estimated salvage value. In addition to severance, the company recognized obligations related to environmental remediation, dismantlement and other closure costs.

8.	RESTRICTED CASH

Restricted cash includes $1.7 million collateral held against letters of credit. Cash collateral is held at a rate of 105% of letters of credit. These letters of credit were recognized under the former ABL Facility in effect prior to the CCAA proceedings, but are not presently recognized in the calculation of the available balance under the new ABL Facility. Restricted cash also includes $1.5 million in frozen proceeds on the sale of certain assets at the company’s Elk Falls operation, and $0.5 million cash held in trust pending the outcome of an arbitration case.

54	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

9.	ACCOUNTS RECEIVABLE

The components of accounts receivable were as follows:

	Successor	Predecessor
	September 30, 2012	December 31, 2011
Trade receivables	$121.9	$115.1
Less allowance for doubtful accounts	–	(2.0)
Trade receivables, net	121.9	113.1
Sales taxes receivable	12.7	7.5
Pulp and Paper Green Transformation Program receivable	–	6.9
Other receivables	6.2	7.4
	$140.8	$134.9

10.	Inventories

The components of inventories were as follows:

	Successor	Predecessor
	September 30, 2012	December 31, 2011
Finished goods
Specialty printing papers	$31.1	$28.6
Newsprint	7.8	9.1
Pulp	3.0	7.8
Total finished goods	41.9	45.5
Work-in-progress	0.9	1.1
Raw materials – wood chips, pulp logs and other	21.1	26.3
Operating and maintenance supplies and spare parts	67.6	74.0
	$131.5	$146.9

At September 30, 2012, the company had applied write-downs of $0.3 million to finished goods inventory (December 31, 2011 – $2.1 million) and $2.0 million to raw materials inventory (December 31, 2011 – $4.5 million).

11.	Prepaids and other

The components of prepaids and other were as follows:

	Successor	Predecessor
	September 30, 2012	December 31, 2011
Property taxes, insurance and licenses	$6.7	$2.0
Derivative financial instruments	–	2.5
Deferred income tax assets (note 21)	–	13.1
Other	6.3	2.4
	$13.0	$20.0

12.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment were as follows:

	Successor	Predecessor
	September 30, 2012	December 31, 2011
Cost	$614.1	$4,214.8
Accumulated depreciation, amortization and impairment	–	3,828.5
Net book value	$614.1	$386.3

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

13.	goodwill

Goodwill recorded by the company represents the excess of the preliminary enterprise value determined under fresh start accounting over the amount assigned to specific assets and liabilities of the company.  The amount represents the present value of the future economic benefits available to the company from tax attributes available in the company. The tax attributes consist primarily of the excess of tax basis over net book value of depreciable assets that have no expiration date.

14.	Other assets

The components of other assets were as follows:

	Successor	Predecessor
	September 30, 2012	December 31, 2011
Deferred financing costs	$9.8	$11.8
Deferred charges and other	1.9	9.9
Derivative financial instruments	–	2.5
Accrued benefit asset – pension plan (note 17)	0.2	0.2
	$11.9	$24.4

15.	Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities are as follows:

	Successor	Predecessor
	September 30, 2012	December 31, 2011
Trade payables	$50.9	$81.7
Accrued payroll and related liabilities	21.8	32.7
Accrued interest	5.6	33.2
Accrued benefit obligation – pension plan (note 17)	7.3	6.9
Accrued benefit obligation – other employee future benefit plans (note 17)	5.3	6.8
Restructuring (note 19)	0.4	1.2
Property taxes, including taxes in arrears, interest and related penalties	–	0.7
Lease obligation – paper recycling – current portion	–	2.3
Payables related to capital projects	0.9	3.7
Other	5.3	5.3
	$97.5	$174.5

56	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

16.	LONG-TERM DEBT

	Successor	Predecessor
Recourse	September 30, 2012	December 31, 2011
Floating rate senior secured notes, due September 2016 (US$35 million)	$33.4	$–
Senior secured notes, 11.0% due October 2017 (US$250.0 million)	245.9	–
Senior notes, 7.375% due March 2014 (US$250.0 million)	–	256.4
Senior secured notes, 11.0% due December 2016 (US$280.4 million)	–	285.2
Modification – difference in carrying value of 8.625% and 11.0% senior secured notes (US$38.3 million) on exchange	–	31.2
Class B senior secured notes, 11.0% due December 2016 (US$110.0 million)	–	98.5
	279.3	671.3
Revolving asset based loan facility of up to $175.0 million due July 2017	64.0	–
Revolving asset based loan facility of up to $175.0 million due May 2016	–	48.0
Capital lease obligations	8.5	9.2
	351.8	728.5
Non-recourse
First mortgage bonds, 6.447% due July 2016	95.0	95.0
Subordinated promissory notes	18.8	18.8
	113.8	113.8
Total debt	465.6	842.3
Less: Current portion	(6.7)	(466.8)
Total long-term debt	$458.9	$375.5

On September 13, 2012, as part of the implementation of the Amended Plan and emergence from creditor protection, the Successor company issued US$250.0 million of new senior secured notes (2017 Notes). The 2017 Notes, issued to holders of the Predecessor company’s 2016 Notes, have a maturity date of October 31, 2017, and bear interest, payable quarterly, at a rate of 11% per annum in cash or, at the option of the company, 13% per annum payable 7.5% cash and 5.5% PIK. The PIK portion of the interest will consist of newly issued senior secured notes that will be governed by the indentures of the 2017 Notes and will have identical maturity, covenants, interest, collateral and other characteristics as the 2017 Notes.

In addition to the above, the indentures governing the 2017 Notes make provision for:

-	an annual cash flow sweep, subject to a minimum liquidity threshold; any amounts paid to holders of the 2017 Notes from the cash flow sweep will be used to pay down the principal amount of the 2017 Notes at par value;

-	the company issuing up to an additional US$75.0 million in principal amount of identical senior secured notes, subject to the consent of holders of 75.0% in principal amount of 2017 Notes if the company’s secured debt to EBITDA ratio, pro forma for the issuance of the additional senior secured notes, exceeds 3.0 times; and

-	the company repurchasing the 2017 Notes for 103% of their principal amount until December 15, 2013 and 100% thereafter.

On September 13, 2012, the company secured exit financing consisting of a new ABL Facility and the issuance of floating rate senior secured notes (Floating Rate Notes). The $175.0 million ABL Facility, which replaced the DIP Credit Facility the company had access to while under creditor protection, matures on the earlier of July 31, 2017, and 90 days prior to maturity of any significant debt. A financial covenant requires the company to maintain a minimum fixed charge coverage ratio of 1.0:1.0 if excess availability under the Facility is below $22 million; at September 30, 2012, the fixed charge coverage ratio was 0.4:1.0 for purposes of this covenant.

The US$35.0 Floating Rate Notes have a maturity date of September 13, 2016, and can be prepaid in whole or in part at any time prior to September 13, 2013, at a redemption price of 103%, on or after September 13, 2013, and prior to September 13, 2014, at a redemption price of 102%, and on or after September 13, 2014, at a redemption price of 100% of the aggregate principal amount outstanding. The Floating Rate Notes bear interest, payable quarterly, at 10.0% plus three-month LIBOR per annum, with a floor set for the floating LIBOR component of 3.0%.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

The indentures governing the company’s senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.  Collateral provided on the 2017 Notes consists of a first charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Floating Rate Notes, and (ii) the ABL First Charge Collateral, as described below (2017 Notes First Charge Collateral), and a second charge on the senior collateral charge on the Floating Rate Notes and the ABL First Charge Collateral.  The Floating Rate Notes are secured by a charge on the assets of the company that ranks senior to the lien securing the 2017 Notes (Floating Rate Notes First Charge Collateral). The indentures governing the Floating Rate Notes and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company cannot meet a fixed charge coverage ratio of 2.0:1.  The company’s fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 0.4:1.0 at September 30, 2012.

Under the indentures for the Floating Rate Notes and the 2017 Notes, permitted debt includes, among other things, (a) debt arising under the ABL Facility, subject to certain limitations; (b) debt under the Floating Rate Notes, additional senior secured notes issued under the PIK interest option, and the issuance of up to $US75.0 million additional senior secured notes, subject to certain limitations; (c) purchase money debt and capitalized lease obligations in an aggregate principal amount outstanding not to exceed $15.0 million; (d) a general basket of $25.0 million; (e) debt incurred under interest rate agreements, currency agreements, and reimbursement obligations related to undrawn standby letters of credit, subject to certain limitations; (f) debt in respect of completion guarantees, bid, performance, surety or appeal bonds, subject to certain limitations; (g) a $5.0 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds; (h) debt equal to 200.0% of the net cash proceeds from the issue or sale of capital stock or capital contributions, subject to certain limitations; and (i) debt incurred as full or partial payment of any asset acquisition, or if debt constitutes acquired debt, subject to, among other things, the company’s consolidated fixed charge coverage ratio being equal or higher after the asset acquisition than immediately before. The company cannot make any restricted payments, including paying any dividends, except to the extent the balance in its restricted payments basket is positive. The restricted payments basket under the 2017 Notes was $nil million as at September 30, 2012.

The security for the ABL Facility consists of a first charge on accounts receivable, inventory and cash of the company (ABL First Charge Collateral) and a second charge of the 2017 Notes First Charge Collateral. Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves. The borrowing base at September 30, 2012, includes reserves for a landlord waiver reserve in respect of rent of approximately $2.3 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $2.7 million, a reserve for credit insurance deductibles of $2.0 million, a reserve of $1.3 million for employee source deductions, and a reserve for workers compensation of $0.3 million. After deducting outstanding drawings of $64.0 million and outstanding letters of credit of $17.8 million, $82.2 million was available under the ABL Facility, before potential application of the springing fixed charge coverage ratio. The company also had an additional $12.6 million of cash on hand and $6.4 million in restricted cash on September 30, 2012.

At September 30, 2012, the company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes.

The company’s long-term debt is recorded at amortized cost. The following table contains information about management’s best estimate of the fair value of the company’s debt:

	Successor		Predecessor
	September 30, 2012		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Recourse	$351.8	$351.8	$728.5	$279.5
Non-recourse	$113.8	$113.8	$113.8	$124.7

58	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

The fair value of the company’s long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments. The fair value of the company’s recourse debt related to the ABL Facility, Floating Rate Notes, and non-recourse debt related to the first mortgage bonds is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity. In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.

17.	Employee future benefits

The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994, enroll in the defined contribution segment. Effective January 1, 2010, employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan. The company also maintains pension benefits for former hourly employees that are not covered by union pension plans. Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to employees. A description of changes to pension and other benefit plans can be found on page 89 of the company’s 2011 Annual Report.

For the three and nine months ended September 30, 2012, the company incurred total post-retirement benefit costs of $7.1 million and $22.1 million, respectively (three and nine months ended September 30, 2011 – $6.6 million and $20.8 million).

For the three and nine months ended September 30, 2012, the company contributed $9.1 million and $30.2 million, respectively (three and nine months ended September 30, 2011 - $13.3 million and $29.6 million) for employee future benefits which include cash contributed to the company’s funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributions to its defined contribution plans and cash contributed to its multi-employer industry-wide pension plans.

The company measured the fair value of plan assets and the projected benefit obligations of the Successor company’s defined benefit pension plans and OPEB plans for accounting purposes on September 30, 2012 with the assistance of its independent actuaries. Changes in the funding statues of these plans not recognized in net periodic benefit costs were reflected as an adjustment to Accumulated other comprehensive loss. Subsequent to the closure of the Snowflake mill, the company no longer has a projected benefit obligation under the Snowflake Salaried Retiree Medical and Life Insurance Plan. Former plan members will no longer receive benefits under this plan.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

Components of net periodic benefit cost recognized in the period were as follows:

	Predecessor
	Three months ended September 30,		Nine months ended September 30,
Pension benefit plans	2012	2011	2012	2011
Defined benefit plan
Service cost for the period	$0.4	$0.3	$1.0	$0.9
Interest cost	4.1	4.4	12.3	13.4
Expected return on assets	(3.8)	(4.1)	(11.2)	(12.3)
Reversal of downsizing program	(0.2)		(0.2)
Amortization of unrecognized items:
Actuarial losses	2.2	1.3	6.4	3.9
Prior service costs	0.1	0.1	0.3	0.3
	2.8	2.0	8.6	6.2
Defined contribution plan
Service cost for the period	0.7	0.8	2.4	2.6
Multi-employer industry-wide pension plan service cost for the period	2.4	2.4	7.5	7.8
Net periodic benefit cost for pension benefit plans	$5.9	$5.2	$18.5	$16.6

	Predecessor
	Three months ended September 30,		Nine months ended September 30,
Other post-retirement benefit plans	2012	2011	2012	2011
Service cost for the period	$0.4	$0.3	$1.0	$1.0
Interest cost	1.7	1.9	5.3	5.7
Amortization of unrecognized items:
Actuarial losses	0.1	0.1	0.1	0.3
Prior service credits	(1.0)	(0.9)	(2.8)	(2.8)
Net periodic benefit cost for other benefit plans	$1.2	$1.4	$3.6	$4.2

60	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

Change in projected defined benefit plan obligation and fair value of plan assets

The following table represents the change in the projected benefit obligation and fair value of plan assets as determined by independent actuaries:

	Pension benefit plans		Other benefit plans
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Change in benefit obligation
Projected benefit obligation at beginning of year (predecessor)	$383.8	$379.4	$162.3	$154.5
Service cost for the year	1.0	1.4	1.0	1.3
Interest cost	12.3	17.7	5.3	7.6
Benefit payments	(22.9)	(42.8)	(5.6)	(6.8)
Recognition of downsizing program	(0.2)	1.7	(1.4)	–
Elimination of EHB for retirees	–	–	(24.8)	–
Actuarial losses (gains) and other adjustments	19.9	26.4	14.0	5.7
Projected benefit obligation at end of period (successor)	$393.9	$383.8	$150.8	$162.3

Change in plan assets
Fair value of defined benefit plan assets at beginning of year (predecessor)	$226.9	$246.4	$–	$–
Actual return on plan assets	13.4	1.0	–	–
Company contributions	14.5	22.0	5.6	6.8
Other	–	0.3	–	–
Benefit payments	(22.9)	(42.8)	(5.6)	(6.8)
Fair value of assets at end of year (successor)	$231.9	$226.9	$–	$–

Reconciliation of funded status to amounts recognized in the consolidated balance sheets

	Pension benefit plans		Other benefit plans
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Projected benefit obligation at end of period	$393.9	$383.8	$150.8	$162.3
Fair value of plan assets at end of period	231.9	226.9	–	–
Funded status	$(162.0)	$(156.9)	$(150.8)	$(162.3)

	Pension benefit plans		Other benefit plans
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011
Other assets (note 14)	$0.2	$0.2	$–	–
Accounts payable and accrued liabilities (note 15)	(7.3)	(6.9)	(5.3)	(6.8)
Employee future benefits	(154.9)	(150.2)	(145.5)	(155.5)
	$(162.0)	$(156.9)	$(150.8)	(162.3)

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

Significant assumptions

Actuarial assumptions used in accounting for the company-maintained benefit plans were:

	Successor	Predecessor
	September 30, 2012	December 31, 2011
Benefit obligations
Discount rate	3.90%	4.40%
Rate of compensation increase	2.00%	2.00%
Net benefit cost
Discount rate	5.00%	5.00%
Rate of compensation increase	2.00%	2.00%
Expected rate of return on plan assets	6.50%	7.00%
Assumed health care cost trend rate
Extended health benefits
Initial health care cost trend rate	6.00%	6.00%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%
Dental benefits
Dental care cost trend rate	3.00%	3.00%
Medical services plan benefits
Premium trend rate	(In 2010 to 2012) 6.00% (thereafter) 4.50%	(In 2010 to 2012) 6.00% (thereafter) 4.50%

The discount rate for the company’s plans was based on the market interest rate on high-quality debt instruments currently available and expected to be available during the period to maturity of the benefit plans. For September 30, 2012, and December 31, 2011, the discount rates were based on AA corporate bond yields as of September 30, 2012, and December 31, 2011, respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. For the health care cost inflation rate, management considered the trend in extended health care and dental costs in Canada and the impact of inflation on medical service plan premiums. The expected rate of return on plan assets reflects management’s best estimate regarding the long-term expected return from all sources of investment return based on the company’s target asset allocation. The 2012 expected rate of return on plan assets was 7.0% per annum, which was based on a target allocation of approximately 20% Canadian Universe bonds, which were expected to earn approximately 3.4% per annum in the long term, 20% Canadian Long bonds, which were expected to earn approximately 3.8% per annum in the long term, 20% Canadian equity securities, which were expected to earn approximately 8.0% per annum in the long term, and 40% global equity securities, which were expected to earn approximately 8.5% per annum in the long term. The 2012 expected rate of return on plan assets also included a provision of 0.5% per annum in recognition of additional net returns assumed to be achieved due to active management and periodic rebalancing to maintain the plan’s investment policy, net of investment manager fees, less a margin of 0.3% per annum for non-investment expenses expected to be paid from the plans.

62	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

18.	accumulated other comprehensive loss

The following table contains information about the accumulated other comprehensive loss (AOCI) of the company, net of taxes:

	Successor	Predecessor
	September 30, 2012	December 31, 2011
Unrecognized pension and other post-retirement benefits costs	$–	$(89.6)
Foreign currency translation adjustments, net of related hedging activities[1]	–	0.7
Unrecognized loss on interest rate hedges	–	(0.5)
	$–	$(89.4)
1	The accumulated net adjustment is comprised of non-taxable translation gain of $nil million (2011 – $2.3 million gain), and a net revaluation of long-term debt designated as a net investment hedge of $nil million loss (2011 – $1.6 million loss), net of tax of $nil million (2011 – $nil million expense). Effective October 1, 2011, the company no longer designates the net revaluation of long-term debt as a net investment hedge.

19.	restructuring

The following table provides the activity in the restructuring liability:

	As at September 30, 2012	As at December 31, 2011
Balance, beginning of period (predecessor)	$1.3	$3.3
Expensed in period	5.3	5.9
Disbursements	(6.2)	(7.9)
Balance, end of period (successor)	$0.4	$1.3

Classification:	Successor	Predecessor
Accounts payable and accrued liabilities (note 15)	$0.4	$1.2
Other long-term obligations	–	0.1
	$0.4	$1.3

The following table provides restructuring liability by year of initiative:

	Successor	Predecessor
	September 30, 2012	December 31, 2011
2009 and prior initiatives	$0.2	$0.2
2010 initiatives	–	0.1
2011 initiatives	–	1.0
2012 initiatives	0.2	–
	$0.4	$1.3

20.	Other INCOME (expense)

The components of other income (expense) were as follows:

	Predecessor
	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Loss on derivative financial instruments	$–	$(5.5)	$(1.2)	$(4.3)
Foreign exchange gain (loss) on working capital balances	(7.8)	10.9	(7.9)	8.1
Gain (loss) on disposal of property, plant and equipment	(0.4)	0.3	6.7	0.1
Loss on fires	–	–	–	(1.6)
Other	–	–	(0.2)	0.5
	$(8.2)	$5.7	$(2.6)	$2.8

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

21.	INCOME TAXES

Due to the existence of significant negative evidence such as a cumulative three-year loss and a deteriorating financial condition, the company recorded a valuation allowance on substantially all of its net deferred tax assets at June 30, 2012, and December 31, 2011. As at September 30, 2012, the Successor company provided for a valuation allowance on its deferred tax assets of $223.3 million ($380.3 million at December 31, 2011) compared to a valuation allowance of $388.2 million in the Predecessor company on June 30, 2012.

Upon emergence from the creditor protection proceedings, the company evaluated the need for a valuation allowance against its deferred tax assets and determined that post-emergence, the company expects to generate sufficient taxable income in the future to realize certain deferred tax assets. In making this determination, the company focused primarily on its post-reorganization outlook, which reflects a new capital structure, new contractual arrangements including a new five-year labour agreement, and a new asset structure with values based on the application of fresh start accounting. Management also reassessed the prior three year cumulative operating performance and adjusted the past results to incorporate changes resulting from the creditor protection proceedings. Despite the positive evidence regarding expected future performance, the weight of the negative evidence from the company’s three year cumulative historical performance resulted in management concluding that valuation allowances continue to be required for its deferred tax assets.

22.	FAIR VALUE MEASUREMENT

An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value.

Level 1

Quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

As at September 30, 2012, the company did not have any currency or commodity contracts which have been designated as hedging instruments.

64	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

The following table presents information about the fair value of the company’s derivative and non-derivative financial instruments not designated as hedging instruments and measured at fair value on a recurring basis:

	Successor	Predecessor
	September 30, 2012	December 31, 2011	Fair value hierarchy	Balance sheet classification
Assets
Currency contracts	$–	$2.0	2 [1]	Prepaids and other
Currency contracts	–	2.5	2 [1]	Other assets
Commodity contracts	–	0.5	2 [2]	Prepaids and other
	$–	$5.0
Liabilities
Commodity contracts	$–	$0.4	2 [2]	Accounts payable and accrued liabilities
Commodity contracts	–	0.2	2 [2]	Other long-term obligations
	$–	$0.6

Fair value of the company’s derivatives are classified under Level 2 as they are measured as follows:

1	The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates. Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.
2	The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates. The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model. The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The Company no longer designates its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes effective April 1, 2010. For cash flow hedges that were in place as at March 31, 2010, the effective portion of changes in the fair value accumulated as at March 31, 2010 were deferred and recorded in Accumulated other comprehensive loss. When the hedge item was recorded in earnings, the corresponding gain or loss on the hedge was reclassified from Accumulated other comprehensive loss to Sales. As of December 31, 2011, all deferred amounts on these cash flow hedges had been recognized in Sales and circulated out of Accumulated other comprehensive loss.

The following table presents information about the effects of the company’s derivative instruments previously designated as cash flow hedges until April 1, 2010, when hedge accounting was discontinued. It also presents the effect of long-term debt designated as a hedge of the company’s net investment in the Snowflake mill on the company’s consolidated financial statements:

Predecessor
	Gain (loss) recognized in AOCI [1]		(Gain) loss reclassified from AOCI [1]		Classification on statement of earnings (loss) reclassified from AOCI [1]	Gain (loss) recognized in income [2]
Three months ended September 30,	2012	2011	2012	2011		2012	2011
Derivatives designated as cash flow hedges
Currency contracts	$–	$–	$–	$(0.1)	Other income (expense)	$–	$–
Long-term debt designated as hedges of net investment	$–	$(4.8)	$–	$(1.0)	Foreign exchange gain (loss) on long-term debt	$–	$–

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

Predecessor
	Gain (loss) recognized in AOCI [1]		(Gain) loss reclassified from AOCI [1]		Classification on statement of earnings (loss) reclassified from AOCI [1]	Gain (loss) recognized in income [2]
Nine months ended September 30,	2012	2011	2012	2011		2012	2011
Derivatives designated as cash flow hedges
Currency contracts	$–	$–	$–	$(1.0)	Other income (expense)	$–	$–
Long-term debt designated as hedges of net investment	$–	$(2.0)	$–	$(2.0)	Foreign exchange gain (loss) on long-term debt	$–	$–
1	The gain (loss) recognized, or (gain) loss reclassified from AOCI relates to the effective portion of the hedge.
2	The gain (loss) recognized in income relates to the ineffective portion of the hedge and the amount excluded from effectiveness testing.

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

23.	Financial instruments

(a)	Financial Risk Management

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk. A summary of the company’s financial risk management objectives can be found on pages 107 to 108 of the company’s 2011 Annual Report.

The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing and commercial printing businesses. Aging of receivables were as follows:

	Successor	Predecessor
	September 30, 2012	December 31, 2011
Trade receivables
Current	$110.7	$100.9
Past due 1-30 days	6.7	13.6
Past due 31-90 days	3.6	0.3
Past due over 90 days	0.9	0.3
	121.9	115.1
Less allowance for doubtful accounts	–	(2.0)
Trade receivables, net	$121.9	$113.1

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	September 30, 2012	December 31, 2011
Balance, beginning of period (predecessor)	$2.0	$3.0
Increase (decrease) in provision	(2.0)	(1.0)
Balance, end of period (successor)	$–	$2.0

66	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

(b)	Revenue Risk Management Instruments

At September 30, 2012, the company did not have any foreign currency or commodity contracts outstanding.

Foreign currency options and forward contracts are no longer designated as hedging instruments and are reported at their fair value, which was $nil million at September 30, 2012 (December 31, 2011 - $4.5 million), with related gains and losses recognized in Other income (expense).

Commodity swap agreements are not designated as hedging instruments and are reported at their fair value which was $nil at September 30, 2012 (December 31, 2011 - $0.5 million) with related gains and losses recognized in Other income (expense).

(c)	Cost Risk Management Instruments

At September 30, 2012, the company did not have any commodity contracts outstanding.

24.	RELATED PARTY TRANSACTIONS

The company undertook certain transactions with companies affiliated with its former directors. The former directors ceased to be related parties of the company with the appointment of the new Board of Directors on emergence from the creditor protection proceedings, and therefore, these transactions are no longer related party transactions. These transactions were in the normal course of business and were on the same terms to those accorded to third parties. For the nine months ended September 30, 2012, the company paid aggregate fees of $2.7 million (2011 - $4.3 million; 2010 - $3.6 million) primarily for obligations under a building lease, purchasing chips and hog fuel, services related to trucking chips, and other consulting services.

25.	CONTINGENT LIABILITIES

A description of the company's contingent liabilities as at December 31, 2011, can be found on page 111 of the company's 2011 Annual Report. An update as at September 30, 2012, is outlined below:

(a)	Claim for Certain Post-Retirement Benefits

The Communications, Energy and Paperworkers Union of Canada Locals 1, 76, 592 and 686 (the Locals), representing hourly employees at the company’s Powell River and Port Alberni mills, applied to the Labour Relations Board of B.C. for a declaration that the company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (MB), now doing business as Weyerhaeuser Company Ltd. (Weyerhaeuser). Pacifica Papers Inc. (Pacifica) acquired the Powell River and Port Alberni mills from MB in 1998, and it was agreed as part of that transaction that MB would remain responsible for any benefits for eligible employees who retired prior to the acquisition by Pacifica of the mills. The company subsequently amalgamated with Pacifica in 2001. The Locals claim that the contractual relationships between the company, Pacifica and MB do not absolve the company (as successor to Pacifica) from any obligations which may exist in respect of certain post-retirement benefits and that the successorship provisions of the Labour Relations Code imposed any such possible obligations on Pacifica at the time Pacifica acquired the mills. The Labour Relations Board declined to rule on the Locals’ application or the company’s defense to the claim on the basis that this matter is a dispute under the collective agreement and, accordingly, a matter to be determined by arbitration. All four Locals filed grievances claiming that the company is responsible for these post-retirement benefits. The company does not agree with the Locals’ positions and has contested or will be contesting the grievances. Local 76’s claim was dismissed by an arbitrator on December 23, 2010. Local 686 advised the company on March 29, 2011, that Local 686 was withdrawing its claim. Local 592 withdrew its claim on May 26, 2011. The remaining grievance is at a preliminary stage and, as at November 13, 2012, has not been scheduled. Although the extent of the company’s liability for the remaining claim remains unknown at this time, the company estimates that it would incur costs of between $350,000 and $700,000 annually to provide these additional benefits. In that case, it would seek indemnification from Weyerhaeuser.

CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited and in millions of Canadian dollars, except where otherwise stated)

(b)	Short-term Incentive Plan and Benefits Claim

In May 2010 a salaried employee of the company commenced an action against the company in the Supreme Court of B.C. seeking a payment under the company's 2009 Short-term Incentive Plan and damages in connection with the reduction of certain employee benefits announced in November 2009 and certification of the action as a class proceeding on behalf of all salaried employees who were entitled to Short-term Incentive Plan payments and affected by the reduction in benefits.  The action was certified as a class proceeding on March 21, 2011, but only on behalf of those employees and former employees who have not provided the company with releases of the claims. The company intends to vigorously defend this action. Most of the company’s employees and applicable former employees have provided the company with written releases of these claims, leaving only a small number of employees and former employees who have not done so. These claims were compromised under the company’s plan of arrangement under the CCAA.

26.	Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

68	CATALYST PAPER 2012 THIRD QUARTER REPORT │ CONSOLIDATED FINANCIAL STATEMENTS